Exhibit 99.1

Dun & Bradstreet Holdings, Inc.
Financial Statements

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
Dun & Bradstreet Holdings, Inc.:

Opinions on the Consolidated Financial Statements and Internal Control Over Financial Reporting

We have audited the accompanying consolidated balance sheets of Dun & Bradstreet Holdings, Inc. and subsidiaries (the Company) as of December 31, 2023 and 2022, the related consolidated statements of operations and comprehensive income (loss), stockholders' equity (deficit), and cash flows for each of the years in the three-year period ended December 31, 2023, and the related notes (collectively, the consolidated financial statements). We also have audited the Company’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2023, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023 based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Basis for Opinions

The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s consolidated financial statements and an opinion on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Sufficiency of audit evidence over IT systems used in the revenue recognition process

As discussed in Note 18 to the consolidated financial statements, the Company generated $1,644.5 million of revenue in North America for the year-ended December 31, 2023. The processing and recording of revenue in North America is reliant upon multiple information technology (IT) systems.

We identified the sufficiency of audit evidence over IT systems used in the revenue recognition process in North America as a critical audit matter. Subjective auditor judgment was required to evaluate the sufficiency of audit evidence obtained because of the complexity of the IT environment related to the revenue recognition process. Specifically, obtaining an understanding of the systems used in the Company’s recognition of revenue and evaluating the related internal controls required the involvement of professionals with specialized skills and knowledge.

The following are the primary procedures we performed to address this critical audit matter. We performed risk assessment procedures and applied auditor judgment to determine the nature and extent of procedures to be performed over revenue. We involved IT professionals with specialized skills and knowledge, who assisted in 1) gaining an understanding of the systems used in the Company’s recognition of revenue and 2) evaluating the design and testing the operating effectiveness of certain internal controls over the revenue process. This included the general IT and IT application controls related to recording revenue in North America. On a sample basis, we also tested certain revenue transactions by comparing the recorded amounts to underlying documentation. We evaluated the sufficiency of audit evidence obtained by assessing the results of procedures performed including the appropriateness of the nature and extent of audit evidence.

/s/ KPMG LLP

We have served as the Company’s auditor since 2019

New York, New York
February 22, 2024

Dun & Bradstreet Holdings, Inc.
Consolidated Statements of Operations and Comprehensive Income (Loss)
(In millions, except per share data)

	Year Ended December 31,
	2023	2022	2021
Revenue	$ 2,314.0	$ 2,224.6	$ 2,165.6
Cost of services (exclusive of depreciation and amortization)	831.0	721.4	664.3
Selling and administrative expenses	742.7	745.6	714.7
Depreciation and amortization	586.8	587.2	615.9
Restructuring charges	13.2	20.5	25.1
Operating costs	2,173.7	2,074.7	2,020.0
Operating income (loss)	140.3	149.9	145.6
Interest income	5.8	2.2	0.7
Interest expense	(221.9)	(193.2)	(206.4)
Other income (expense) - net	(5.3)	13.9	14.9
Non-operating income (expense) - net	(221.4)	(177.1)	(190.8)
Income (loss) before provision (benefit) for income taxes and equity in net income of affiliates	(81.1)	(27.2)	(45.2)
Less: provision (benefit) for income taxes	(34.2)	(28.8)	23.4
Equity in net income of affiliates	3.2	2.5	2.7
Net income (loss)	(43.7)	4.1	(65.9)
Less: net (income) loss attributable to the non-controlling interest	(3.3)	(6.4)	(5.8)
Net income (loss) attributable to Dun & Bradstreet Holdings, Inc.	$ (47.0)	$ (2.3)	$ (71.7)
Basic earnings (loss) per share of common stock:
Net income (loss) attributable to Dun & Bradstreet Holdings, Inc.	$ (0.11)	$ (0.01)	$ (0.17)
Diluted earnings (loss) per share of common stock:
Net income (loss) attributable to Dun & Bradstreet Holdings, Inc.	$ (0.11)	$ (0.01)	$ (0.17)
Weighted average number of shares outstanding-basic	430.5	429.1	428.7
Weighted average number of shares outstanding-diluted	430.5	429.1	428.7
Other comprehensive income (loss), net of income taxes:
Net income (loss)	$ (43.7)	$ 4.1	$ (65.9)
Foreign currency adjustments:
Foreign currency translation adjustments, net of tax (1)	$ 29.9	$ (124.6)	$ (76.6)
Net investment hedge derivative, net of tax (2)	(12.5)	2.0	—
Cash flow hedge derivative, net of tax expense (benefit) (3)	(31.9)	41.0	7.8
Defined benefit pension plans:
Prior service credit (cost), net of tax expense (benefit) (4)	0.1	(0.2)	(0.2)
Net actuarial gain (loss), net of tax expense (benefit) (5)	(4.2)	(46.0)	108.6
Total other comprehensive income (loss), net of tax	$ (18.6)	$ (127.8)	$ 39.6
Comprehensive income (loss), net of tax	$ (62.3)	$ (123.7)	$ (26.3)
Less: comprehensive (income) loss attributable to the non-controlling interest	(3.4)	2.3	(8.0)
Comprehensive income (loss) attributable to Dun & Bradstreet Holdings, Inc.	$ (65.7)	$ (121.4)	$ (34.3)
(1) Tax Expense (Benefit) of $7.9 million, $(9.9) million and $(1.6) million, for the years ended December 31, 2023, 2022 and 2021, respectively.
(2) Tax Expense (Benefit) of $(4.5) million and $0.9 million for the years ended December 31, 2023 and 2022, respectively.
(3) Tax Expense (Benefit) of $(11.5) million, $14.6 million and $2.8 million, for the years ended December 31, 2023, 2022 and 2021, respectively.
(4) Tax Expense (Benefit) of less than $0.1 million, $(0.1) million and $0.1 million for the years ended December 31, 2023, 2022 and 2021, respectively.
(5) Tax Expense (Benefit) of $(1.8) million, $(15.6) million and $38.9 million for the years ended December 31, 2023, 2022 and 2021, respectively.

The accompanying notes are an integral part of the consolidated financial statements.

Dun & Bradstreet Holdings, Inc.
Consolidated Balance Sheets
(In millions, except share data and per share data)

	December 31, 2023	December 31, 2022
Assets
Current assets
Cash and cash equivalents	$ 188.1	$ 208.4
Accounts receivable, net of allowance of $20.1 at December 31, 2023 and $14.3 at December 31, 2022 (Notes 4, 7 and 17)	258.0	271.6
Prepaid taxes	51.8	57.7
Other prepaids	100.1	77.2
Other current assets (Notes 4 and 14)	58.3	89.0
Total current assets	656.3	703.9
Non-current assets
Property, plant and equipment, net of accumulated depreciation of $45.7 at December 31, 2023 and $38.4 at December 31, 2022 (Note 17)	102.1	96.9
Computer software, net of accumulated amortization of $507.1 at December 31, 2023 and $348.8 at December 31, 2022 (Note 17)	666.3	631.8
Goodwill (Notes 17 and 18)	3,445.8	3,431.3
Other intangibles (Notes 17 and 18)	3,915.9	4,320.1
Deferred costs (Note 4)	161.7	143.7
Other non-current assets (Note 17)	187.8	144.2
Total non-current assets	8,479.6	8,768.0
Total assets	$ 9,135.9	$ 9,471.9
Liabilities
Current liabilities
Accounts payable	$ 111.7	$ 80.5
Accrued payroll	111.9	109.5
Short-term debt (Note 6)	32.7	32.7
Deferred revenue (Note 4)	590.0	563.1
Other accrued and current liabilities (Note 17)	196.1	316.8
Total current liabilities	1,042.4	1,102.6
Long-term pension and postretirement benefits (Note 11)	143.9	158.2
Long-term debt (Note 6)	3,512.5	3,552.2
Deferred income tax (Note 10)	887.3	1,023.7
Other non-current liabilities (Note 17)	118.2	126.8
Total liabilities	5,704.3	5,963.5
Commitments and contingencies (Notes 9 and 20)

Equity
Common Stock, $0.0001 par value per share, authorized—2,000,000,000 shares; 439,735,256 shares issued and 438,848,336 shares outstanding at December 31, 2023 and 436,604,447 shares issued and 435,717,527 shares outstanding at December 31, 2022	—	—
Capital surplus	4,429.2	4,443.7
Accumulated deficit	(811.1)	(764.1)
Treasury Stock, 886,920 shares at both December 31, 2023 and December 31, 2022	(0.3)	(0.3)
Accumulated other comprehensive loss	(198.7)	(180.0)
Total stockholders' equity	3,419.1	3,499.3
Non-controlling interest	12.5	9.1
Total equity	3,431.6	3,508.4
Total liabilities and stockholders' equity	$ 9,135.9	$ 9,471.9

The accompanying notes are an integral part of the consolidated financial statements.

Dun & Bradstreet Holdings, Inc.
Consolidated Statements of Cash Flows
(In millions)

	Year Ended December 31,
	2023	2022	2021
Cash flows provided by (used in) operating activities:
Net income (loss)	$ (43.7)	$ 4.1	$ (65.9)
Reconciliation of net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	586.8	587.2	615.9
Amortization of unrecognized pension loss (gain)	(2.8)	(0.4)	1.9
Debt early redemption premium expense	—	16.3	29.5
Deferred debt issuance costs amortization and write-off	18.3	23.8	31.2
Pension settlement charge	—	2.1	—
Equity-based compensation expense	83.4	66.0	33.3
Restructuring charge	13.2	20.5	25.1
Restructuring payments	(15.2)	(16.9)	(20.6)
Changes in deferred income taxes	(131.9)	(151.0)	(77.4)
Changes in operating assets and liabilities: (1)
(Increase) decrease in accounts receivable	13.7	113.3	(13.7)
(Increase) decrease in prepaid taxes, other prepaids and other current assets	(13.2)	(23.2)	62.7
Increase (decrease) in deferred revenue	25.8	8.8	16.5
Increase (decrease) in accounts payable	30.2	(5.2)	(0.1)
Increase (decrease) in accrued payroll	5.1	3.6	10.8
Increase (decrease) in other accrued and current liabilities	(35.9)	(18.1)	(31.2)
(Increase) decrease in other long-term assets	(41.6)	(53.2)	(34.2)
Increase (decrease) in long-term liabilities	(38.1)	(41.2)	(84.4)
Net, other non-cash adjustments	(1.9)	0.6	4.3
Net cash provided by (used in) operating activities	452.2	537.1	503.7
Cash flows provided by (used in) investing activities:
Acquisitions of businesses, net of cash acquired	—	(0.5)	(844.8)
Cash settlements of foreign currency contracts and net investment hedge	5.0	6.0	22.3
Payments for real estate purchase (2)	—	—	(76.6)
Capital expenditures	(4.7)	(12.6)	(9.7)
Additions to computer software and other intangibles	(194.7)	(205.3)	(170.7)
Other investing activities, net	2.6	1.9	0.8
Net cash provided by (used in) investing activities	(191.8)	(210.5)	(1,078.7)
Cash flows provided by (used in) financing activities:
Payment for debt early redemption premiums	—	(16.3)	(29.5)
Payments of dividends	(86.1)	(42.9)	—
Payment of long term debt	—	(420.0)	(450.0)
Proceeds from borrowings on Credit Facility	515.1	315.1	314.1
Proceeds from issuance of Senior Notes	—	—	460.0
Proceeds from borrowings on Term Loan Facility	—	460.0	300.0
Payments of borrowings on Credit Facility	(540.4)	(424.8)	(154.1)
Payments of borrowing on Term Loan Facility	(32.7)	(106.6)	(28.1)
Payment of debt issuance costs	—	(7.4)	(9.5)
Payment for purchase of non-controlling interests	(95.7)	(23.6)	—
Other financing activities, net (3)	(42.6)	(14.6)	(2.8)
Net cash provided by (used in) financing activities	(282.4)	(281.1)	400.1
Effect of exchange rate changes on cash and cash equivalents	1.7	(14.2)	(0.3)
Increase (decrease) in cash and cash equivalents	(20.3)	31.3	(175.2)
Cash and Cash Equivalents, Beginning of Period	208.4	177.1	352.3
Cash and Cash Equivalents, End of Period	$ 188.1	$ 208.4	$ 177.1

Supplemental Disclosure of Cash Flow Information:

Cash Paid for:
Income taxes payment (refund), net	$ 100.2	$ 139.8	$ 12.7
Interest	$ 213.3	$ 178.5	$ 191.8
Noncash Investing and Financing activities:
Fair value of acquired assets	$ —	$ 1.3	$ 1,447.4
Cash paid for acquired businesses	—	(0.5)	(882.1)
Unpaid purchase price accrued in "Other accrued and current liabilities"	—	—	(6.9)
6,237,087 shares of common stock issued for the acquisition	—	—	(158.9)
Assumed liabilities from acquired businesses including non-controlling interest	$ —	$ 0.8	$ 399.5

Noncash additions to computer software	$ 7.9	$ 15.0	$ 7.9
Noncash additions to property, plant and equipment	$ —	$ —	$ 1.7
(1)Net of the effect of acquisitions, see further details in Note 16.
(2)Related to payment for the purchase of our headquarters office building in Jacksonville, Florida.
(3)Amounts in 2023 primarily related to payments for finance lease liabilities and other long term obligations. See further detail in Note 8. Amounts in 2022 and 2021 primarily related to distributions to non-controlling shareholders.
The accompanying notes are an integral part of the consolidated financial statements.

Dun & Bradstreet Holdings, Inc.
Consolidated Statements of Stockholders' Equity (Deficit)
(In millions)

	Common stock	Capital surplus	(Accumulated deficit) retained earnings	Treasury stock	Cumulative translation adjustment	Defined benefit postretirement plans	Cash flow hedging derivative	Total stockholders' equity (deficit)	Non-controlling interest	Total equity (deficit)
Year ended December 31, 2021
Balance, January 1, 2021	$ —	$ 4,310.2	$ (690.1)	$ —	$ 26.2	$ (120.3)	$ (0.4)	$ 3,525.6	$ 58.3	$ 3,583.9
Net income (loss)	—	—	(71.7)	—	—	—	—	(71.7)	5.8	(65.9)
Shares issued for Bisnode acquisition	—	158.9	—	—	—	—	—	158.9	—	158.9
Equity-based compensation plans	—	31.3	—	(0.3)	—	—	—	31.0	—	31.0
Pension adjustments, net of tax expense of $39.0	—	—	—	—	—	108.4	—	108.4	—	108.4
Change in cumulative translation adjustment, net of tax benefit of $1.6	—	—	—	—	(78.8)	—	—	(78.8)	2.2	(76.6)
Cash flow hedge derivative, net of tax expense of $2.8	—	—	—	—	—	—	7.8	7.8	—	7.8
Payment to non-controlling interest	—	—	—	—	—	—	—	—	(2.2)	(2.2)
Balance, December 31, 2021	$ —	$ 4,500.4	$ (761.8)	$ (0.3)	$ (52.6)	$ (11.9)	$ 7.4	$ 3,681.2	$ 64.1	$ 3,745.3
Year ended December 31, 2022
Balance, January 1, 2022	$ —	$ 4,500.4	$ (761.8)	$ (0.3)	$ (52.6)	$ (11.9)	$ 7.4	$ 3,681.2	$ 64.1	$ 3,745.3
Net income (loss)	—	—	(2.3)	—	—	—	—	(2.3)	6.4	4.1
Purchase of non-controlling interest (1)	—	(73.8)	—	—	—	—	—	(73.8)	(42.4)	(116.2)
Reclassification of cumulative translation adjustment related to the purchase of non-controlling interest	—	—	—	—	(3.8)	—	—	(3.8)	3.8	—
Equity-based compensation plans	—	60.7	—	—	—	—	—	60.7	—	60.7
Dividends declared (2)	—	(43.6)	—	—	—	—	—	(43.6)	—	(43.6)
Pension adjustments, net of tax benefit of $15.7	—	—	—	—	—	(46.2)	—	(46.2)	—	(46.2)
Change in cumulative translation adjustment, net of tax benefit of $9.9	—	—	—	—	(115.9)	—	—	(115.9)	(8.7)	(124.6)
Net investment hedge derivative, net of tax expense of $0.9	—	—	—	—	2.0	—	—	2.0	—	2.0
Cash flow hedge derivative, net of tax expense of $14.6	—	—	—	—	—	—	41.0	41.0	—	41.0
Payment to non-controlling interest	—	—	—	—	—	—	—	—	(14.1)	(14.1)
Balance, December 31, 2022	$ —	$ 4,443.7	$ (764.1)	$ (0.3)	$ (170.3)	$ (58.1)	$ 48.4	$ 3,499.3	$ 9.1	$ 3,508.4

	Common stock	Capital surplus	(Accumulated deficit) retained earnings	Treasury stock	Cumulative translation adjustment	Defined benefit postretirement plans	Cash flow hedging derivative	Total stockholders' equity (deficit)	Non-controlling interest	Total equity (deficit)
Year ended December 31, 2023
Balance, January 1, 2023	$ —	$ 4,443.7	$ (764.1)	$ (0.3)	$ (170.3)	$ (58.1)	$ 48.4	$ 3,499.3	$ 9.1	$ 3,508.4
Net income (loss)	—	—	(47.0)	—	—	—	—	(47.0)	3.3	(43.7)
Equity-based compensation plans	—	73.0	—	—	—	—	—	73.0	—	73.0
Dividends declared (2)	—	(87.5)	—	—	—	—	—	(87.5)	—	(87.5)
Pension adjustments, net of tax benefit of $1.8	—	—	—	—	—	(4.1)	—	(4.1)	—	(4.1)
Change in cumulative translation adjustment, net of tax expense of $7.9	—	—	—	—	29.8	—	—	29.8	0.1	29.9
Net investment hedge derivative, net of tax benefit of $4.5	—	—	—	—	(12.5)	—	—	(12.5)	—	(12.5)
Cash flow hedge derivative, net of tax benefit of $11.5	—	—	—	—	—	—	(31.9)	(31.9)	—	(31.9)
Balance, December 31, 2023	$ —	$ 4,429.2	$ (811.1)	$ (0.3)	$ (153.0)	$ (62.2)	$ 16.5	$ 3,419.1	$ 12.5	$ 3,431.6
(1)See Note 17 "Supplemental Financial Data" for further discussion.
(2)See Note 13 "Earnings (Loss) Per Share" for further discussion.

The accompanying notes are an integral part of the consolidated financial statements.

DUN & BRADSTREET HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Tabular dollar amounts, except share data and per share data, in millions)
Note 1 — Basis of Presentation and Description of Business

The accompanying financial statements of Dun & Bradstreet Holdings, Inc. and its subsidiaries ("we" or "us" or "our" or the "Company") were prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP"). The preparation of financial statements and related disclosures requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the period reported. As discussed throughout this Note 1, we base our estimates on historical experience, current conditions and various other factors that we believe to be reasonable under the circumstances. Significant items subject to such estimates and assumptions include: valuation allowances for receivables and deferred income tax assets; tax liabilities related to our undistributed foreign earnings associated with the 2017 Tax Cuts and Jobs Act ("2017 Act"); liabilities for potential tax exposure and potential litigation claims and settlements; assets and obligations related to employee benefits; impairment assessment for goodwill and other intangible assets; long-term asset recoverability and estimated useful life; stock-based compensation; revenue deferrals; and restructuring charges. We review estimates and assumptions periodically and reflect the changes in the consolidated financial statements in the period in which we determine any changes to be necessary. Actual results could differ materially from those estimates under different assumptions or conditions.

Our consolidated financial statements presented herein reflect the latest estimates and assumptions made by management that affect the reported amounts of assets and liabilities and related disclosures as of the date of the consolidated financial statements and reported amounts of revenue and expenses during the reporting periods presented.

The consolidated financial statements include our accounts, as well as those of our subsidiaries and investments in which we have a controlling interest. Investments in companies over which we have significant influence but not a controlling interest are recorded under the equity method of accounting. When events and circumstances warrant, equity investments accounted for under the equity method of accounting are evaluated for impairment. An impairment charge is recorded whenever a decline in value of an equity investment below its carrying amount is determined to be other-than temporary. We elect to account for investments over which we do not have significant influence at cost adjusted for impairment or other changes resulting from observable market data. Market values associated with these investments are not readily available. Our cost investments were not material as of December 31, 2023 and 2022.

Description of Business

Dun & Bradstreet Holdings, Inc. through its operating company The Dun & Bradstreet Corporation ("Dun & Bradstreet" or "D&B") helps companies around the world improve their business performance. A global leader in business to business data and analytics, we glean insight from data to enable our clients to connect with the prospects, suppliers, clients and partners that matter most. Since 1841, companies of every size rely on Dun & Bradstreet to help them manage risk and reveal opportunity. We transform data into valuable business insights which are the foundation of our global solutions that clients rely on to make mission critical business decisions.

Dun & Bradstreet provides solution sets that meet a diverse set of clients’ needs globally. Clients use Finance & Risk solutions to mitigate credit, compliance and supplier risk, increase cash flow and drive increased profitability. Our Sales & Marketing solutions help clients better use data to grow sales, digitally engage with clients and prospects, improve marketing effectiveness and also offer data management capabilities that provide effective and cost efficient marketing solutions to increase revenue from new and existing clients.
Reporting Segments
We manage our business and report our financial results through the following two segments:
•North America offers Finance & Risk and Sales & Marketing data, analytics and business insights in the United States and Canada; and
•International offers Finance & Risk and Sales & Marketing data, analytics and business insights directly in the United Kingdom and Ireland ("U.K."), Northern Europe (Sweden, Norway, Denmark, Finland, Estonia and

Latvia), Central Europe (Germany, Austria, Switzerland and various other central and eastern European countries) (together as "Europe"), Greater China, India and indirectly through our Worldwide Network alliances ("WWN alliances").
All intercompany transactions and balances have been eliminated in consolidation. Where appropriate, we have reclassified certain prior year amounts to conform to the current year presentation.
Note 2 — Significant Accounting Policies
Revenue Recognition
Revenue is recognized when promised goods or services are transferred to clients in an amount that reflects the consideration to which we expect to be entitled in exchange for those goods or services by following a five-step process, (1) identify the contract with a client, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price, and (5) recognize revenue when or as we satisfy a performance obligation.
We generate revenue from licensing our data and providing related data services to our clients. Our data is integrated into our hosted or on-premise software applications. Data is also delivered directly into client third-party applications (or our on-premise applications) using our application programming interfaces ("API") or as computer files. Some of our data and reports can be purchased through our websites individually or in packages.
Most of our revenue comes from clients we contract with directly. We also license data, trademarks and related technology and support services to our Worldwide Network partners for exclusive distribution of our products to clients in their territories. We also license our data to our alliance partners who use the data to enhance their own products or enable it to be seamlessly delivered to their customers.
Revenue is net of any sales or indirect taxes collected from clients, which are subsequently remitted to government authorities.
Performance Obligations and Revenue Recognition
All our clients license our data and/or software applications. The license term is generally a minimum of 12 months and non-cancelable. If the client can benefit from the license only in conjunction with a related service, the license is not distinct and is combined with the other services as a single performance obligation.
We recognize revenue when (or as) we satisfy a performance obligation by transferring promised licenses and or services underlying the performance obligation to the client. Some of our performance obligations are satisfied over time as the product is transferred to the client. Performance obligations which are not satisfied over time are satisfied at a point in time.
Determining whether the products and services in a contract are distinct and identifying the performance obligations requires judgment. When we assess contracts with clients we determine if the data we promise to transfer to the client is individually distinct or is combined with other licenses or services which together form a distinct product or service and a performance obligation. We also consider if we promise to transfer a specific quantity of data or provide unlimited access to data.
We determined that when clients can purchase a specified quantity of data based on their selection criteria and data layout, each data record is distinct and a performance obligation, satisfied on delivery. If we promise to update the initial data set at specified intervals, each update is a performance obligation, which we satisfy when the update data is delivered.
When we provide clients continuous access to the latest data using our API-based and online products, the client can consume and benefit from this content daily as we provide access to the data. We determined that for this type of offering our overall promise is a service of daily access to data which represents a single performance obligation satisfied over time. We recognize revenue ratably for this type of performance obligation.
Clients can purchase unlimited access to data in many of our products for the non-cancelable contract term. These contracts are priced based on their anticipated usage volume of the product and we have the right to increase the transaction price in the following contract year if usage in the current contract year exceeds certain prescribed limits. The limits are set at a level that the client is unlikely to exceed so in general, we fully constrain any variable consideration until it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty is resolved. For these contracts the performance obligation is satisfied over time as we provide continuous access to the data. We recognize revenue ratably over the contract term.
For products sold under our annual and monthly discount plans the client receives a discount based on the amount they commit to spend annually, or the actual amount spent at the end of each monthly billing cycle. Each report or data packet purchased is a separate performance obligation which is satisfied when the report or data packet is delivered. The client can also purchase a monitoring service on the report or data packet which is a performance obligation satisfied over time because the client benefits from the service as we monitor the data and provide alerts when the data changes. We recognize revenue ratably over the monitoring period.
In some contracts, including annual discount plans, the client commits to spend a fixed amount on the products. Breakage occurs if the client does not exercise all their purchasing rights under the contract. We recognize breakage at the end of the contract when the likelihood of the client exercising their remaining rights becomes remote.
Many of our contracts provide the client an option to purchase additional products. If the option provides the client a discount which is incremental to discounts typically given for those products, the contract provides the client a material right that it would not receive without entering into the contract. An amount of the transaction price is allocated to the material right performance obligation and is recognized when the client exercises the option or when the option expires.
We have long-term contracts with our Worldwide Network partners. These contracts are typically for an initial term of up to 10 years and automatically renew for further terms unless notice is given before the end of the initial or renewal term. We grant each partner the exclusive right to sell our products in the countries that constitute their territory. We provide them access to data, use of our brand and technology and other services and support necessary for them to sell our products and services in their territory. We determined this arrangement is a series of distinct services and represents a single performance obligation satisfied over time. These contracts contain multiple streams of consideration, some of which are fixed and some are variable. These variable amounts are allocated to the specific service period during which the sales or usage occurred if the variable amount is commensurate with the benefit to the client of the additional service and is consistent with our customary pricing practices. Otherwise the variable amount is accounted for as a change in the transaction price for the contract. We recognize revenue ratably for this performance obligation.
We license our data to our alliance partners. Most contracts specify the number of licensed records or data sets to be delivered. If the licenses are distinct, we satisfy them on delivery of the data. Contract consideration is often a sales or usage-based royalty, sometimes accompanied by a guaranteed minimum amount. Any fixed consideration is allocated to each performance obligation based on the standalone selling price of the data. We apply the variable consideration exception for license revenue in the form of royalties when the license is the sole or predominant item to which the royalty relates. Royalty revenue is recognized when the later of the following events have occurred: (1) the subsequent sale or usage occurs or (2) the performance obligation to which some or all the royalty has been allocated has been satisfied (or partially satisfied).

Contracts with Multiple Performance Obligations

Our contracts with clients often include promises to transfer multiple performance obligations. For these contracts we allocate the transaction price to each performance obligation in the contract on a relative standalone selling price basis. The standalone selling price is the price at which we would sell the promised service separately to a client. We use the observable price based on prices in contracts with similar clients in similar circumstances. When the standalone selling price is not directly observable from actual standalone sales, we estimate a standalone selling price making maximum use of any observable data and estimates of what a client in the market would be willing to pay for those goods or services.
We allocate variable consideration to a performance obligation or a distinct product if the terms of the variable payment relate specifically to our efforts to satisfy the performance obligation or transfer the distinct product and the allocation is consistent with the allocation objective. If these conditions are not met or the transaction price changes for other reasons after contract inception, we allocate the change on the same basis as at contract inception.

Contract Combinations and Modifications
Many of our clients have multiple contracts for various products. Contracts entered into at or near the same time with the same client are combined into a single contract when they are negotiated together with a single commercial objective or the contracts are related in other ways.

Contract modifications are accounted for as a separate contract if additional products are distinct and the transaction price increases by an amount that reflects the standalone selling prices of the additional products. Otherwise, we generally account for the modifications as if they were the termination of the existing contracts and creation of new contracts if the remaining products are distinct from the products transferred before the modification. The new transaction price is the unrecognized revenue from the existing contracts plus the new consideration. This amount is allocated to the remaining performance obligations based on the relative standalone selling prices.

Restructuring Charges

Restructuring charges have been recorded in accordance with Accounting Standards Codification ("ASC") 712-10, "Nonretirement Postemployment Benefits," or "ASC 712-10," and/or ASC 420-10, "Exit or Disposal Cost Obligations," or "ASC 420-10," as appropriate.
Right of use ("ROU") asset impairment charges and lease costs related to facilities we ceased to occupy are reflected in "Restructuring charges." Certain termination costs and obligations that do not meet the lease criteria are accounted for in accordance with ASC 420-10.
We record severance costs provided under an ongoing benefit arrangement once they are both probable and estimable in accordance with the provisions of ASC 712-10.
We account for one-time termination benefits and contract terminations in accordance with ASC 420-10. We establish a liability for a cost associated with an exit or disposal activity, including severance and other lease costs, when the liability is incurred, rather than at the date that we commit to an exit plan. We reassess the expected cost to complete the exit or disposal activities at the end of each reporting period and adjust our remaining estimated liabilities, if necessary.
The determination of when we accrue for severance costs and which standard applies depends on whether the termination benefits are provided under an ongoing arrangement as described in ASC 712-10 or under a one-time benefit arrangement as defined by ASC 420-10. Inherent in the estimation of the costs related to the restructuring activities are assessments related to the most likely expected outcome of the significant actions to accomplish the exit activities. In determining the charges related to the restructuring activities, we have to make estimates related to the expenses associated with the restructuring activities. These estimates may vary significantly from actual costs depending, in part, upon factors that may be beyond our control. We will continue to review the status of our restructuring obligations on a quarterly basis and, if appropriate, record changes to these obligations in current operations based on management’s most current estimates.

Leases

In accordance with Topic 842, at the inception of a contract, we assess whether the contract is, or contains, a lease. A contract contains a lease if it conveys to us the right to control the use of property, plant and equipment (an identified asset). We control the identified asset if we have a right to substantially all the economic benefits from use of the asset and the right to direct its use for a period of time.
Our leases expire over the next seven years, with the majority expiring within two years. Leases may include options to early terminate the lease or renew at the end of the initial term. Generally, these lease terms do not affect the term of the lease because we are not reasonably certain that we will exercise our option.
We use the incremental borrowing rate to determine the present value of the lease payments because the implicit rate is generally not available to a lessee. We determine the incremental borrowing rate based on what the Company would have to pay on a collateralized basis in the currency in which the arrangement is denominated over a similar term as the lease.
We recognize operating lease expense on a straight-line basis over the term of the lease. Lease payments may be fixed or variable. Only lease payments that are fixed, in-substance fixed or depend on a rate or index are included in determining the lease liability. Variable lease payments include payments made to the lessor for taxes, insurance and maintenance of the leased asset and are recognized as operating costs as incurred.
We apply certain practical expedients allowed by Topic 842. Lease payments for leases with an initial term of 12 months or less are not included in right of use assets or operating lease liabilities. Instead, they are recognized as short term lease operating costs on a straight-line basis over the term. We have also elected not to separate lease and non-lease components for certain equipment leases. Additionally, for certain equipment leases, we apply a portfolio approach to effectively account for lease ROU assets and liabilities.

Employee Benefit Plans
We provide various defined benefit plans to our employees. We use actuarial assumptions to calculate pension and benefit costs as well as pension assets and liabilities included in the consolidated financial statements. See Note 11.

Legal Contingencies

We are involved in legal proceedings, claims and litigation arising in the ordinary course of business for which we believe we have adequate reserves, and such reserves are not material to the consolidated financial statements. In addition, from time to time, we may be involved in additional matters which could become material and for which we may also establish reserve amounts as discussed in Note 9. We record a liability when management believes that it is both probable that a liability has been incurred and we can reasonably estimate the amount of the loss. For such matters where management believes a liability is not probable but is reasonably possible, a liability is not recorded; instead, an estimate of loss or range of loss, if material individually or in the aggregate, is disclosed if reasonably estimable, or a statement will be made that an estimate of loss cannot be made. As additional information becomes available, we adjust our assessment and estimates of such liabilities accordingly.

Cash and Cash Equivalents

We consider all investments purchased with an initial term from the date of purchase by the Company to maturity of three months or less to be cash equivalents. These instruments are stated at cost, which approximates fair value because of the short maturity of the instruments.

Accounts Receivable Trade and Contract Assets

We classify the right to consideration in exchange for products or services transferred to a client as either a receivable or a contract asset. A receivable is a right to consideration that is unconditional. Receivables include amounts billed and currently due from clients.

A contract asset is a right to consideration that is conditional upon factors other than the passage of time. Contract assets include unbilled amounts typically resulting from sale of long-term contracts when the revenue exceeds the amount billed to the client, and the right to payment is not subject to the passage of time. Amounts may not exceed their net realizable value.

Accounts Receivable Allowances

In order to determine an estimate of expected credit losses, receivables are segmented based on similar risk characteristics including historical credit loss patterns and industry or class of customers to calculate reserve rates. The Company uses an aging method for developing its allowance for credit losses by which receivable balances are stratified based on aging category. A reserve rate is calculated for each aging category which is generally based on historical information. The reserve rate is adjusted, when necessary, for current conditions (e.g., macroeconomic or industry related) and forecasts about the future. The Company also considers customer specific information (e.g., bankruptcy or financial difficulty) when estimating its expected credit losses, as well as the economic environment of the customers, both from an industry and geographic perspective, in evaluating the need for allowances.

Expected credit losses are added to the accounts receivable allowance. Actual uncollectible account write-offs are recorded against the allowance.

Property, Plant and Equipment

Property, plant and equipment are stated at cost less accumulated depreciation, except for property, plant and equipment that have been impaired for which the carrying amount is reduced to the estimated fair value at the impairment date. Property, plant and equipment are generally depreciated on a straight-line basis over their estimated useful lives. Our headquarters building and related site improvements are depreciated over a period of 53 years and 14 years, respectively. Equipment, including furniture, is depreciated over a period of three to ten years. Leasehold improvements are amortized on a straight-line basis over the shorter of the term of the lease or the estimated useful life of the improvement.

Computer Software

Computer software includes capitalized software development costs for various computer software applications for internal use, including systems which support our databases and common business services and processes (back-end systems), our financial and administrative systems (back-office systems) and systems which we use to deliver our information solutions to clients (client-facing systems). Computer software also includes purchased software and software recognized in connection with acquisitions.

Costs incurred during a software development project’s preliminary stage and post-implementation stage are expensed as incurred. Development activities that are eligible for capitalization include software design and configuration, development of interfaces, coding, testing, and installation. Capitalized costs are amortized on a straight-line basis over the estimated lives which range from three to eight years, beginning when the related software is ready for its intended use.

We enter into cloud computing arrangements ("CCA") to access third party software without taking possession of the software. We assess development activities required to implement such services and defer certain implementation costs directly related to the hosted software that would be eligible for capitalization for internal-use software projects. Deferred implementation costs related to these service arrangements do not qualify as capitalized software and are required to be expensed over the term of the service arrangement, beginning when the implementation activities, including testing, are substantially completed and the related software is operational for users. We reported $36.9 million and $22.7 million associated with deferred CCA implementation costs as of December 31, 2023 and 2022, respectively, of which $13.7 million and $9.0 million was reported within "Other prepaids" and $23.2 million and $13.7 million was reported within "Other non-current assets" as of December 31, 2023 and 2022, respectively. The associated amortization expense was $6.2 million, $3.4 million and $2.2 million for the years ended December 31, 2023, 2022 and 2021, respectively.

We periodically reassess the estimated useful lives of our computer software considering our overall technology strategy, the effects of obsolescence, technology, competition and other economic factors on the useful life of these assets.

Computer software and deferred implementation costs are tested for impairment along with other long-lived assets (See Impairment of Long-Lived Assets below).

Goodwill and Indefinite-Lived Intangible Assets

Goodwill and indefinite-lived intangible assets are not amortized and are tested for impairment at least annually at December 31 and more often if an event occurs or circumstances change which indicate it is more likely than not that fair value is less than carrying amount. If a qualitative assessment identifies that it is more likely than not that the carrying value of a reporting unit or an indefinite-lived intangible asset exceeds its estimated fair value, an additional quantitative evaluation is performed. The annual impairment tests of goodwill and indefinite-lived intangible assets may be completed through qualitative assessments. We may elect to bypass the qualitative assessment and proceed directly to a quantitative impairment test for goodwill or indefinite-lived intangible assets in any period. We may resume the qualitative assessment for any reporting unit or indefinite-lived intangible asset in any subsequent period.

Goodwill
We assess recoverability of goodwill at the reporting unit level. A reporting unit is an operating segment or a component of an operating segment which is a business and for which discrete financial information is available and reviewed by a segment manager. Our reporting units are Finance & Risk and Sales & Marketing within the North America segment, and U.K., Europe, Greater China, India and our WWN alliances within the International segment.
For the qualitative goodwill impairment test, we analyze actual and projected reporting unit growth trends for revenue and profits, as well as historical performance. We also assess critical factors that may have an impact on the reporting units, including macroeconomic conditions, market-related exposures, regulatory environment, cost factors, changes in the carrying amount of net assets, any plans to dispose of all or part of the reporting unit, and other reporting unit specific factors such as changes in key personnel, strategy, customers or competition. In addition, we assess whether the market value of the Company compared to the book amounts are indicative of an impairment.
For the quantitative goodwill impairment test, we determine the fair value of our reporting units based on the market approach and also in certain instances using the income approach to further validate our results. Under the market approach, we estimate the fair value based on market multiples of current year EBITDA for each individual reporting unit. We use judgment in identifying the relevant comparable company market multiples (e.g., recent divestitures or acquisitions, facts and circumstances surrounding the market, dominance, growth rate, etc.). For the income approach, we use the discounted cash flow method to estimate the fair value of a reporting unit. The projected cash flows are based on management’s most recent view of the long-term outlook for each reporting unit. Factors specific to each reporting unit could include revenue growth, profit margins, terminal value, capital expenditure projections, assumed tax rates, discount rates and other assumptions deemed reasonable by management.

An impairment charge is recorded if a reporting unit’s carrying value exceeds its fair value. The impairment charge is also limited to the amount of goodwill allocated to the reporting unit. An impairment charge, if any, is recorded as an operating cost in the period that the impairment is identified.
For 2023, 2022 and 2021, we performed qualitative tests for each of our reporting units and the results of our tests indicated that it was not more likely than not that the goodwill in any reporting unit was impaired.
See Note 18 for further detail on goodwill by segment.
Indefinite-Lived Intangible Assets
Our indefinite-lived intangible assets are primarily related to the Dun & Bradstreet trade name which was recognized in connection with historical merger and acquisition transactions.
Under the qualitative approach, we perform impairment tests for indefinite-lived intangible assets based on macroeconomic and market conditions, industry considerations, overall performance and other relevant factors. If we elect to bypass the qualitative assessment for any indefinite-lived intangible asset, or if a qualitative assessment indicates it is more likely than not that the estimated carrying amount of such asset exceeds its fair value, we proceed to a quantitative approach.
Under the quantitative approach, we estimate the fair value of the indefinite-lived intangible asset and compare it to its carrying value. An impairment loss is recognized if the carrying value exceeds the fair value. The estimated fair value is determined primarily using income approach based on the expected present value of the projected cash flows of the assets.
As a result of the impairment tests performed using quantitative approach, no impairment charges for indefinite-lived intangible assets have been recognized for the years ended December 31, 2023, 2022 and 2021.
Definite-Lived Intangible Assets
Other amortizable intangible assets are recognized in connection with acquisitions. They are amortized over their respective useful life, based on the timing of the benefits derived from each of the intangible assets. Definite-lived intangible assets are also assessed for impairment. Below is a summary of weighted average amortization period for intangible assets for the year ended December 31, 2023.

Weighted average amortization period (years)
Intangible assets:
Reacquired right	15
Database	17
Customer relationships	17
Technology	10
Partnership agreements	14
Trademark	2

Impairment of Long-Lived Assets

Long-lived assets, including property, plant and equipment, right of use assets, internal-use software and other intangible assets held for use, are tested for impairment when events or circumstances indicate the carrying amount of the asset group that includes these assets is not recoverable. An asset group is the lowest level for which its cash flows are independent of the cash flows of other asset groups. The carrying value of an asset group is considered unrecoverable if the carrying value exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset group. The impairment loss is measured by the difference between the carrying value of the asset group and its fair value. We generally estimate the fair value of an asset group using an income approach or quoted market price, whichever is applicable.

Income Taxes

We are subject to income taxes in the United States and many foreign jurisdictions. In determining our consolidated provision for income taxes for financial statement purposes, we must make certain estimates and judgments. These estimates and judgments affect the determination of the recoverability of certain deferred tax assets and the calculation of certain tax liabilities, which arise from temporary differences between the tax and financial statement recognition of revenue and expense and net operating losses.
In evaluating our ability to recover our deferred tax assets, we consider all available positive and negative evidence, including our past operating results, as applicable, the existence of cumulative losses in the most recent years and our forecast of future taxable income. In estimating future taxable income, we develop assumptions, including the amount of future pre-tax operating income, the reversal of temporary differences, and the implementation of feasible and prudent tax planning strategies. These assumptions require judgment about the forecasts of future taxable income and are consistent with the plans and estimates we are using to manage the underlying businesses.
We have currently recorded valuation allowances in certain jurisdictions that we will maintain until it is more likely than not the deferred tax assets will be realized. Our income tax expense recorded in the future may be reduced to the extent of decreases in our valuation allowances. The realization of our remaining deferred tax assets is primarily dependent on future taxable income in the appropriate jurisdiction. Any reduction in future taxable income may require that we record an additional valuation allowance against our deferred tax assets. An increase in the valuation allowance could result in additional income tax expense in such period and could have a significant impact on our future earnings.
Changes in tax laws and rates could also affect recorded deferred tax assets and liabilities in the future. Management records the effect of a tax rate or law change on our deferred tax assets and liabilities in the period of enactment. Future tax rate or law changes could have a material adverse effect on our financial condition, results of operations or cash flows.

Foreign Currency Translation

For all operations outside the United States where the local currency is the functional currency, assets and liabilities are translated using the end-of-year exchange rates, and revenues and expenses are translated using monthly average exchange rates. For those countries where the local currency is the functional currency, translation adjustments are accumulated in a separate component of stockholder equity. Foreign currency transaction gains and losses are recognized in earnings in the consolidated statement of operations and comprehensive income (loss).

Earnings Per Share ("EPS") of Common Stock

Basic earnings (loss) per share is computed by dividing net income (loss) by the weighted average number of common shares outstanding for the period. Diluted earnings per share is computed based on the weighted average number of common shares outstanding plus the dilutive effect of our outstanding stock incentive awards. In the case of a net loss, the dilutive effect of the awards outstanding are not included in the computation of the diluted loss per share as the effect of including these shares in the calculation would be anti-dilutive. The dilutive effect of awards outstanding under the stock incentive plans reflected in diluted earnings per share was calculated under the treasury stock method.

Stock-Based Compensation

Stock-based compensation expense is determined based on the grant date fair value and recognized over the award's vesting period. For restricted stock and restricted stock units, grant date fair value is based on the closing price of our stock on the date of grant. For stock options with service condition, we estimate the grant date fair value using the Black-Scholes valuation model. For stock options with market condition, we estimate grant date fair value using a Monte Carlo valuation model. We recognize forfeitures and the corresponding reductions in expense as they occur.
Our stock-based compensation programs are described more fully in Note 12.

Financial Instruments

From time to time we use financial instruments to manage our exposure to movements in foreign exchange rates and interest rates. The use of these financial instruments modifies our exposure to these risks in order to minimize the potential negative impact and/or to reduce the volatility that these risks may have on our financial results. We do not use derivative financial instruments for trading or speculative purposes.
We employ established policies and procedures to manage our exposure to changes in interest rates and foreign currencies. We use foreign exchange forward and option contracts to hedge certain short-term foreign currency denominated loans and third-party and intercompany transactions. We also use cross-currency swaps to hedge our net investments in our foreign subsidiaries. In addition, we use interest rate derivatives to hedge a portion of the interest rate exposure on our outstanding debt or in anticipation of a future debt issuance.

We recognize all such financial instruments on the balance sheet at their fair values, as either assets or liabilities, with an offset to earnings or other comprehensive earnings, depending on whether the derivative is designated as part of an effective hedge transaction and, if it is, the type of hedge transaction. As of December 31, 2023 and 2022, certain of our derivative instruments meet hedge accounting criteria and are designated as one of the following on the date it is entered into:
Cash Flow Hedge - A hedge of the exposure to variability in the cash flows of a recognized asset, liability or a forecasted transaction. For qualifying cash flow hedges, the changes in fair value of hedging instruments are reported as Other comprehensive income (loss) ("OCI") and are reclassified to earnings in the same line item associated with the hedged item when the hedged item impacts earnings.
Net Investment Hedge - A hedge of the exposure to changes in the value of the net investment in a foreign operation that could occur as a result of changes in foreign exchange rates between a foreign operation’s local currency and the Company’s reporting currency. For qualifying net investment hedges, the changes in fair value of hedging instruments are reported as cumulative translation adjustment ("CTA"), a component of OCI, and remain in accumulated other comprehensive income ("AOCI") until the hedged net investment is sold or substantially liquidated.
We formally document all relationships between hedging instruments and hedged items for a derivative to qualify as a hedge at inception and throughout the hedged period, and we have documented policies for managing our exposures. Derivative financial instruments qualifying for hedge accounting must maintain a specified level of effectiveness between the hedge instrument and the item being hedged. The hedge accounting effectiveness is monitored on an ongoing basis, and if considered ineffective, we discontinue hedge accounting prospectively. If a hedging instrument is not designated as a hedge or ceases to qualify as a hedge in accordance with hedge accounting guidelines, any subsequent gains and losses are recognized currently in income. See Note 14 for further discussion.

Fair Value Measurements

We account for certain assets and liabilities at fair value, including purchase accounting applied to assets and liabilities acquired in a business combination and long-lived assets that are written down to fair value when they are impaired. The inputs used to measure fair value are prioritized based on a three-level hierarchy. This hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

Level Input	Input Definition
Level I	Observable inputs utilizing quoted prices (unadjusted) for identical assets or liabilities in active markets at the measurement date.
Level II	Inputs other than quoted prices included in Level I that are either directly or indirectly observable for the asset or liability through corroboration with market data at the measurement date.
Level III	Unobservable inputs for the asset or liability in which little or no market data exists, therefore requiring management’s best estimate of what market participants would use in pricing the asset or liability at the measurement date.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy within which the fair value measurement in its entirety falls has been determined based on the lowest level input that is significant to the fair value measurement in its entirety. Our assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability. In the absence of active markets for the identical assets or liabilities, such measurements involve developing assumptions based on market observable data and, in the absence of such data, internal information that is consistent with what market participants would use in a hypothetical transaction that occurs at the measurement date. The determination of fair value often requires us to make significant estimates and assumptions such as determining an appropriate discount rate that factors in both risk and liquidity premiums, identifying the similarities and differences in market transactions, weighting those differences accordingly and then making the appropriate adjustments to those market transactions to reflect the risks specific to our assets and liabilities being valued. Other significant assumptions include us projecting future cash flows related to revenues and expenses based on our business plans and outlook which can be significantly impacted by our future growth opportunities, general market environment and geographic sentiment. We may use third-party valuation consultants to assist in the determination of such estimates. Accordingly, the estimates presented herein may not necessarily be indicative of amounts we could realize in a current market sale.

Note 3 — Recent Accounting Pronouncements
We consider the applicability and impact of all Accounting Standards Updates (“ASUs”) and applicable authoritative guidance. The ASUs not listed below were assessed and determined to be not applicable.
Recently Adopted Accounting Pronouncements

In March 2020, the FASB issued ASU No. 2020-04 "Facilitation of the Effects of Reference Rate Reform on Financial Reporting" to provide temporary optional expedients and exceptions to the U.S. GAAP guidance on contract modifications and hedge accounting to ease the financial reporting burdens related to the expected market transition from the London Interbank Offered Rate ("LIBOR") to alternative reference rates. In January 2021, the FASB issued ASU 2021-01, “Reference Rate Reform - Scope,” which clarified the scope and application of the original guidance in ASU No. 2020-04. On December 21, 2022, the FASB issued ASU No. 2022-06 which extends the transition date to December 31, 2024. During the second quarter of 2023, we modified agreements governing our Senior Secured Credit Facility and interest rate swaps to complete the transition of reference rate from LIBOR to SOFR. This transition did not result in a financial impact to our consolidated financial statements.

Recently Issued Accounting Pronouncements
In November 2023, the FASB issued ASU No. 2023-07, "Segment Reporting (Topic 280)." The amendments improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. In addition, the amendments enhance interim disclosure requirements, clarify circumstances in which an entity can disclose multiple segment measures of profit or loss, provide new segment disclosure requirements for entities with a single reportable segment, and contain other disclosure requirements. The guidance is to be applied retrospectively to all prior periods presented in the financial statements. For public business entities, the amendments are effective for fiscal years beginning after December 15, 2023, and interim periods within those fiscal years, beginning after December 15, 2024. We do not expect the adoption of this authoritative guidance to have a material impact on our consolidated financial statements.
In December 2023, the FASB issued ASU No. 2023-09, "Income Taxes (Topic 740)", which requires consistent categories and greater disaggregation of information in the rate reconciliation and income taxes paid disaggregated by jurisdiction. For public business entities, the amendments are effective for fiscal years beginning after December 15, 2024. The guidance is to be applied on a prospective basis, though retrospective application is permitted. We do not expect the adoption of this authoritative guidance to have a material impact on our consolidated financial statements.
Note 4 — Revenue
The total amount of the transaction price for our revenue contracts allocated to performance obligations that are unsatisfied (or partially unsatisfied) as of December 31, 2023 is as follows:

	2024	2025	2026	2027	2028	Thereafter	Total
Future revenue	$ 1,391.2	$ 706.5	$ 440.2	$ 196.4	$ 154.8	$ 268.6	$ 3,157.7
The table of future revenue does not include any amount of variable consideration that is a sales or usage-based royalty in exchange for distinct data licenses or that is allocated to a distinct service period within a single performance obligation that is a series of distinct service periods.
Timing of Revenue Recognition

	Year Ended December 31,
	2023	2022	2021
Revenue recognized at a point in time	$ 972.4	$ 925.0	$ 931.8
Revenue recognized over time	1,341.6	1,299.6	1,233.8
Total revenue recognized	$ 2,314.0	$ 2,224.6	$ 2,165.6

Contract Balances

At December 31,
	2023	2022	2021
Accounts receivable, net	$ 258.0	$ 271.6	$ 401.7
Short-term contract assets (1)	$ 4.3	$ 6.2	$ 3.4
Long-term contract assets (2)	$ 18.0	$ 5.6	$ 9.1
Short-term deferred revenue	$ 590.0	$ 563.1	$ 569.4
Long-term deferred revenue (3)	$ 19.7	$ 13.9	$ 13.7
(1) Included within other current assets in the consolidated balance sheet
(2) Included within other non-current assets in the consolidated balance sheet
(3) Included within other non-current liabilities in the consolidated balance sheet

The decrease in accounts receivable of $130.1 million from December 31, 2021 to December 31, 2022 was primarily due to the accounts receivable securitization facility agreement the Company entered in September 2022.

The increase in deferred revenue of $32.7 million from December 31, 2022 to December 31, 2023 was primarily due to cash payments received or due in advance of satisfying our performance obligations, largely offset by $507.5 million of revenue recognized that was included in the deferred revenue balance at December 31, 2022.

The decrease in deferred revenue of $6.1 million from December 31, 2021 to December 31, 2022 was primarily due to $496.4 million of revenue recognized that was included in the deferred revenue balance at December 31, 2021, largely offset by cash payments received or due in advance of satisfying our performance obligations.

The increase in contract assets of $10.5 million from December 31, 2022 to December 31, 2023 was primarily due to new contract assets recognized, net of new amounts reclassified to receivables during 2023, partially offset by $11.4 million of contract assets included in the balance at January 1, 2023 that were reclassified to receivable when they became unconditional.

See Note 18 for a schedule providing a further disaggregation of revenue.
Assets Recognized for the Costs to Obtain a Contract
Commission assets, net of accumulated amortization included in deferred costs in the consolidated balance sheet, were $161.7 million and $143.7 million as of December 31, 2023 and December 31, 2022, respectively.
The amortization of commission assets, reported in selling and administrative expenses within the consolidated income statement, was $43.4 million, $37.2 million and $27.1 million for the years ended December 31, 2023, 2022 and 2021, respectively.
Note 5 — Restructuring Charges

We incurred restructuring charges (which generally consist of employee severance and termination costs, and contract terminations). These charges were incurred as a result of eliminating, consolidating, standardizing and/or automating our business functions.
We recorded a restructuring charge of $13.2 million for the year ended December 31, 2023. This charge consists of:
•Severance costs of $10.0 million under ongoing benefit arrangements. Approximately 190 employees were impacted. Most of the employees impacted exited the Company by the end of 2023. The cash payments for these employees will be substantially completed by the end of the first quarter of 2024; and

•Contract termination and other exit costs, including those to consolidate or close facilities of $3.2 million.
We recorded a restructuring charge of $20.5 million for the year ended December 31, 2022. This charge consists of:

•Severance costs of $14.0 million under ongoing benefit arrangements. Approximately 270 employees were impacted. Most of the employees impacted exited the Company by the end of 2022. The cash payments for these employees were substantially completed by the end of the first quarter of 2023; and

•Contract termination and other exit costs, including write down of right of use assets and costs to consolidate or close facilities of $6.5 million.
We recorded a restructuring charge of $25.1 million for the year ended December 31, 2021. This charge consists of:

•Severance costs of $18.9 million under ongoing benefit arrangements. Approximately 190 employees were impacted. Most of the employees impacted exited the Company by the end of 2021. The cash payments for these employees were substantially completed by the end of the first quarter of 2022; and

•Contract termination and other exit costs, including write down of right of use assets and costs to consolidate or close facilities of $6.2 million.

The following table sets forth the restructuring reserves and utilization:

	Severance and termination	Contract termination and other exit costs	Total
Balance remaining as of December 31, 2020	$ 2.6	$ 7.1	$ 9.7
Charge taken during 2021 (1)	18.9	—	18.9
Payments made during 2021	(16.8)	(3.8)	(20.6)
Balance remaining as of December 31, 2021	$ 4.7	$ 3.3	$ 8.0
Charge taken during 2022 (1)	14.0	1.9	15.9
Payments made during 2022	(13.9)	(3.0)	(16.9)
Balance remaining as of December 31, 2022	$ 4.8	$ 2.2	$ 7.0
Charge taken during 2023 (1)	10.0	1.4	11.4
Payments made during 2023	(12.4)	(2.8)	(15.2)
Balance remaining as of December 31, 2023	$ 2.4	$ 0.8	$ 3.2
(1)Balance excludes charges accounted for under Topic 842.
Note 6 — Notes Payable and Indebtedness

Our borrowings are summarized in the following table:

		At December 31, 2023			At December 31, 2022
	Maturity	Principal amount	Debt issuance costs and discount*	Carrying value	Principal amount	Debt issuance costs and discount*	Carrying value
Debt maturing within one year:
2026 Term loan (1)	February 8, 2026	$ 28.1	$ —	$ 28.1	$ 28.1	$ —	$ 28.1
2029 Term loan (1)	January 18, 2029	4.6	—	4.6	4.6	—	4.6
Total short-term debt		$ 32.7	$ —	$ 32.7	$ 32.7	$ —	$ 32.7

Debt maturing after one year:
2026 Term loan (1)	February 8, 2026	$ 2,623.6	$ 33.0	$ 2,590.6	$ 2,651.7	$ 49.2	$ 2,602.5
2029 Term loan (1)	January 18, 2029	447.3	5.3	442.0	451.9	6.5	445.4
Revolving facility (1) (2)	September 11, 2025	25.0	—	25.0	50.3	—	50.3
5.000% Senior unsecured notes (1)	December 15, 2029	460.0	5.1	454.9	460.0	6.0	454.0
Total long-term debt		$ 3,555.9	$ 43.4	$ 3,512.5	$ 3,613.9	$ 61.7	$ 3,552.2
Total debt		$ 3,588.6	$ 43.4	$ 3,545.2	$ 3,646.6	$ 61.7	$ 3,584.9
*Initial debt issuance costs were recorded as a reduction of the carrying amount of the debt and amortized over the contractual term of the debt. Balances represent the unamortized portion of debt issuance costs and discounts.

(1) The 5.000% Senior Unsecured Notes and the Senior Secured Credit Facilities contain certain covenants that limit our ability to incur additional indebtedness and guarantee indebtedness, create liens, engage in mergers or acquisitions, sell, transfer or otherwise dispose of assets, pay dividends and distributions or repurchase capital stock, prepay certain indebtedness and make investments, loans and advances. We were in compliance with these non-financial covenants at December 31, 2023 and December 31, 2022.
(2) The Revolving Facility contains a springing financial covenant requiring compliance with a maximum ratio of first lien net indebtedness to consolidated EBITDA of 6.75. The financial covenant applies only if the aggregate principal amount of borrowings under the Revolving Facility and certain outstanding letters of credit exceeds 35% of the total amount of commitments under the Revolving Facility on the last day of any fiscal quarter. The financial covenant did not apply at December 31, 2023 and December 31, 2022.

Senior Secured Credit Facilities
On February 8, 2019, the Company entered into a credit agreement governing its Senior Secured Credit Facilities (the "Senior Secured Credit Facilities"). Subsequently, the credit agreement has been amended several times. Currently, the Senior Secured Credit Facilities consist of a senior secured term loan facility and a senior secured revolving credit facility. Our senior secured term loan facility includes a senior secured term loan with a maturity date of February 8, 2026 ("2026 Term Loan"), and a senior secured term loan with a maturity date of January 18, 2029 ("2029 Term Loan"). Our senior secured revolving credit facility has a maturity date of September 11, 2025.
Borrowings under the Senior Secured Credit Facilities bear interest at a rate per annum equal to an applicable margin over a Secured Overnight Financing Rate ("SOFR") or LIBOR for the interest period relevant to such borrowing, subject to interest rate floors, and secured by substantially all of the Company’s assets.
On January 18, 2022, we amended our credit agreement dated February 8, 2019, specifically related to the Term Loan Facility, to establish Incremental Term Loans, or the 2029 Term Loan, in an aggregate principal amount of $460 million with a maturity date of January 18, 2029. Initial debt issuance costs of $7.4 million related to the 2029 Term Loan were recorded as a reduction of the carrying amount of the term loan and is amortized over its contractual term. We used the proceeds from the 2029 Term Loans to redeem our then-outstanding 6.875% Senior Secured Notes. As a result of the redemption, we recorded a loss on debt extinguishment of $23.0 million as the difference between the settlement payments of $436.3 million and the carrying amount of the debt of $413.3 million, including unamortized debt issuance costs of $6.7 million. The loss was recorded within "Non-operating income (expense)-net" for the year ended December 31, 2022.
During the second quarter of 2023, we modified agreements governing our Senior Secured Credit Facility and interest rate swaps to complete the transition of reference rate from LIBOR to SOFR. We utilized the expedients set forth in ASC Topic 848, including those relating to derivative instruments used in hedging relationships. This transition did not result in a financial impact to our consolidated financial statements.

On July 25, 2023, we amended our credit agreement dated February 8, 2019, specifically related to the 2026 Term Loan, to reduce the applicable margin by 0.25% overall, resulting in a margin spread of SOFR plus 3.00% per annum.
On July 31, 2023, the applicable margin for our term loan debt, including the 2026 Term Loan and the 2029 Term Loan, was reduced by 0.25% in connection with the upgrade of our corporate family credit rating.
Other details of the Senior Secured Credit Facilities:
•For the 2029 Term Loan, beginning June 30, 2022, the principal amount is required to be paid down in equal quarterly installments in an aggregate annual amount equal to 1.00% of the original principal amount, with the balance being payable on January 18, 2029. The 2029 Term Loan bears interest at a rate per annum equal to 300 and 325 basis points over a SOFR rate for the interest period at December 31, 2023 and December 31, 2022, respectively. The interest rates associated with the outstanding balance of the 2029 Term Loan at December 31, 2023 and December 31, 2022 were 8.355% and 7.573%, respectively.

•For the 2026 Term Loan, beginning June 30, 2020, the principal amount is required to be paid down in equal quarterly installments in an aggregate annual amount equal to 1.00% of the original principal amount, with the balance being payable on February 8, 2026. The 2026 Term Loan bears interest at a rate per annum equal to 285 basis points over a SOFR rate, inclusive of the SOFR credit spread adjustment, at December 31, 2023 and 325 basis points over the LIBOR rate at December 31, 2022. The interest rates associated with the outstanding balances of the 2026 Term Loan at December 31, 2023 and December 31, 2022 were 8.205% and 7.639%, respectively.

• Borrowings under the Revolving Facility bear interest at a rate per annum equal to 310 basis points over a SOFR rate, inclusive of the SOFR credit spread adjustment, at December 31, 2023, and 300 basis points over the LIBOR rate at December 31, 2022. The aggregate amount available under the Revolving Facility is $850 million. The available borrowings under the Revolving Facility at December 31, 2023 and December 31, 2022 were $825 million and $799.7 million, respectively. The interest rates associated with the outstanding balances of the Revolving Facility at December 31, 2023 and December 31, 2022 were 8.462% and 7.574%, respectively. Initial debt issuance costs related to the Revolving Facility were included in "Other non-current assets" on the consolidated balance sheet and are amortized over the term of the Revolving Facility.

Senior Notes

5.000% Senior unsecured notes

On December 20, 2021, we issued $460 million in aggregate principal amount of 5.000% Senior Unsecured Notes due December 15, 2029. The proceeds from the issuance of Senior Unsecured Notes and cash on hand were used to fund the full redemption of the then-existing $450 million in aggregate principal amount of our 10.250% Senior Unsecured Notes due 2027, inclusive of an early redemption premium of $29.5 million, accrued interest and other fees and expenses. As a result of the redemption, we recorded a loss on debt extinguishment of $42.0 million within “Non-operating income (expense)-net” for the year ended December 31, 2021. Initial debt issuance costs of $6.9 million related to the 5.000% Senior Unsecured Notes were recorded as a reduction of the carrying amount of the notes and is amortized over the contractual term of the notes.
The table below sets forth the scheduled maturities and interest payments for our total debt outstanding as of December 31, 2023, adjusted for the changes to our term loans on January 29, 2024 (see Note 21):

	2024	2025	2026	2027	2028	Thereafter	Total
Debt principal outstanding as of December 31, 2023	$ 23.3	$ 31.0	$ 31.0	$ 31.0	$ 31.1	$ 3,441.2	$ 3,588.6
Interest associated with debt outstanding as of December 31, 2023	276.3	273.7	271.2	268.7	266.1	34.6	1,390.6
Total debt and interest	$ 299.6	$ 304.7	$ 302.2	$ 299.7	$ 297.2	$ 3,475.8	$ 4,979.2

Other
We were contingently liable under open standby letters of credit and bank guarantees issued by our banks in favor of third parties totaling $10.2 million at December 31, 2023 and $11.8 million at December 31, 2022.
We entered into interest rate swaps and cross currency interest rate swaps, with various maturity dates, in order to manage the impact of interest rate changes. As of December 31, 2023, we had interest rate swap contracts and cross-currency interest rate contracts with an aggregate notional amount of $2,750 million and $375 million, respectively. As of December 31, 2022, we had interest rate swap contracts and cross-currency interest rate contracts with an aggregate notional amount of $1,250 million and $375 million, respectively. See Note 14 for more detailed discussion.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued
(Tabular dollar amounts, except share data and per share data, in millions)
Note 7 — Accounts Receivable Securitization Facility

In September 2022, the Company entered into a three-year revolving securitization facility agreement to transfer customer receivables of one of our U.S. subsidiaries (“Originator”) through our bankruptcy-remote subsidiary (“SPE”) to a third-party financial institution (“Purchaser”) on a recurring basis in exchange for cash equal to the gross receivables transferred. The facility had initial monthly drawing limits ranging from $160 million to $215 million, and was subsequently modified to $170 million to $215 million in December 2022. In October 2023, the monthly drawing limit was modified to $215 million. Transfers of our U.S. accounts receivable from the SPE to the Purchaser are accounted for as a sale of financial assets, and the accounts receivable are derecognized from the consolidated financial statements, as the SPE transfers effective control and risk associated with the transferred accounts receivable. Other than collection and administrative responsibilities, the Company and related subsidiaries have no continuing involvement in the transferred accounts receivable. The accounts receivable, once sold, are no longer available to satisfy creditors of the Company or the related subsidiaries in the event of bankruptcy. These sales are transacted at the face value of the relevant accounts receivable. The future outstanding balance of trade receivables that will be sold is expected to vary based on the level of activity and other factors. The receivables sold are fully guaranteed by the SPE that also pledges further accounts receivable as collateral under this agreement. The Company controls and therefore consolidates the SPE in its consolidated financial statements.

The Company derecognized accounts receivable of $872.6 million and $491.7 million for the years ended December 31, 2023 and 2022, respectively. The Company collected $872.6 million and $491.7 million of accounts receivable sold under this agreement during the years ended December 31, 2023 and 2022, respectively. Unsold accounts receivable of $112.0 million and $123.5 million were pledged by the SPE as collateral to the Purchaser as of December 31, 2023 and 2022, respectively. As of December 31, 2023 and 2022, recourse liability related to the receivables sold that has not been collected was immaterial.

Fees incurred for the facility, including fees for administrative responsibilities were $12.4 million and $3.8 million for the years ended December 31, 2023 and 2022, respectively, and were reflected within "Non-operating income (expense) – net” in the consolidated statements of operations and comprehensive income (loss).

Cash activity related to the facility is reflected in "Net cash provided by operating activities" in the consolidated statements of cash flows.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued
(Tabular dollar amounts, except share data and per share data, in millions)
Note 8 — Leases

The right of use assets and lease liabilities related to operating leases included in our balance sheet are as follows:

	December 31, 2023	December 31, 2022
Right of use assets included in other non-current assets	$ 43.1	$ 53.1
Short-term operating lease liabilities included in other accrued and current liabilities	$ 15.0	$ 17.7
Long-term operating lease liabilities included in other non-current liabilities	33.8	43.9
Total operating lease liabilities	$ 48.8	$ 61.6
We recognized $4.5 million and $5.9 million for both right of use assets and lease liabilities related to new operating leases for the years ended December 31, 2023 and 2022, respectively.
The operating lease cost, supplemental cash flow and other information, and maturity analysis for leases is as follows:

	Year Ended December 31,
	2023	2022	2021
Operating lease costs	$ 16.1	$ 21.4	$ 28.1
Variable lease costs	8.0	5.8	5.1
Short-term lease costs	1.0	1.3	1.6
Sublease income	(3.1)	(3.4)	(2.4)
Total lease costs	$ 22.0	$ 25.1	$ 32.4
We recorded an impairment charge of $2.6 million and $1.9 million for the years ended December 31, 2022 and 2021, respectively, primarily as a result of our decision to consolidate office facilities in the United States and certain international markets.
Cash paid for operating leases is included in operating cash flows and was $21.5 million, $30.2 million and $36.8 million for the years ended December 31, 2023, 2022 and 2021, respectively.
We entered into three-year equipment finance lease agreements and recognized $16.3 million and $4.1 million right of use assets during the years ended December 31, 2023 and 2022, respectively, which were reported within "Property, plant and equipment" and depreciated on a straight-line basis over the lease term. We recognized short-term lease liabilities of $1.9 million and $4.1 million within "Other accrued and current liabilities" for the years ended December 31, 2023 and 2022, respectively, and long-term lease liabilities of $3.6 million within "Other Non-Current Liabilities" for the year ended December 31, 2023. Total payments of $14.9 million were made in 2023 for these equipment finance leases and included in financing cash flows. Remaining finance leases related to leased vehicles as of December 2023 and 2022 were immaterial.
The maturity analysis for operating lease liabilities is as follows:

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued
(Tabular dollar amounts, except share data and per share data, in millions)

December 31, 2023
2024	$ 17.3
2025	15.2
2026	11.6
2027	6.1
2028	2.7
Thereafter	1.1
Undiscounted cash flows	54.0
Less imputed interest	5.2
Total operating lease liabilities	$ 48.8

Other supplemental information on remaining lease term and discount rate is as follows:

	December 31,
	2023	2022
Weighted average remaining lease term (in years)	3.6	4.1
Weighted average discount rate	5.5%	5.1%

Note 9 — Contingencies
In the ordinary course of business, we are involved in various pending and threatened litigation and regulatory matters related to our operations, such as claims brought by our clients in connection with commercial disputes, defamation claims by subjects of our reporting, and employment claims made by our current or former employees, some of which include claims for punitive or exemplary damages. Our ordinary course litigation may also include class action lawsuits, which make allegations related to various aspects of our business. From time to time, we are also subject to regulatory investigations or other proceedings by state and federal regulatory authorities as well as authorities outside of the U.S., some of which take the form of civil investigative demands or subpoenas. Some of these regulatory inquiries may result in the assessment of fines for violations of regulations or settlements with such authorities requiring a variety of remedies. We believe that none of these actions depart from customary litigation or regulatory inquiries incidental to our business.
We review lawsuits and other legal and regulatory matters (collectively "legal proceedings") on an ongoing basis when making accrual and disclosure decisions. When assessing reasonably possible and probable outcomes, management bases its decision on its assessment of the ultimate outcome assuming all appeals have been exhausted. For legal proceedings where it has been determined that a loss is both probable and reasonably estimable, a liability based on known facts and which represents our best estimate has been recorded. Actual losses may materially differ from the amounts recorded and the ultimate outcome of our pending cases is generally not yet determinable.
While some of these matters could be material to our operating results or cash flows for any particular period if an unfavorable outcome results, at present we do not believe the ultimate resolution of currently pending legal proceedings, either individually or in the aggregate, will have a material adverse effect on our financial condition.
In addition, in the normal course of business, and including without limitation, our merger and acquisition activities, strategic relationships and financing transactions, the Company indemnifies other parties, including clients, lessors and parties to other transactions with the Company, with respect to certain matters. We have agreed to hold the other parties harmless against losses arising from a breach of representations or covenants, or arising out of other claims made against certain parties. These agreements may limit the time within which an indemnification claim can be made and the amount of the claim. The Company has also entered into indemnity obligations with its officers and directors.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued
(Tabular dollar amounts, except share data and per share data, in millions)
Right of Publicity Class Actions
DeBose v. Dun & Bradstreet Holdings, Inc., No. 2:22-cv-00209-ES-CLW (D.N.J.)

On January 17, 2022, Plaintiff Rashad DeBose filed a Class Action Complaint against the Company, alleging that the Company used the purported class members’ names and personas to promote paid subscriptions to the Company’s Hoovers product website without consent, in violation of the Ohio right of publicity statute and Ohio common law prohibiting misappropriation of a name or likeness. On March 30, 2022, the Company filed a motion to dismiss the Complaint. The motion was briefed, and in November 2022 the Court requested supplemental briefing. Supplemental briefing was completed in January 2023. The Court has not yet set a date for oral argument. Discovery is ongoing.

In accordance with ASC 450 Contingencies, as the Company is continuing to investigate the claims and is still evaluating defenses, we therefore have no basis to determine that a loss in connection with this matter is probable, reasonably possible or estimable, and thus no reserve has been established nor has a range of loss been disclosed.

Batis v. Dun & Bradstreet Holdings, Inc., No. 4:22-cv-01924-AGT (N.D.Cal.)

On March 25, 2022, Plaintiff Odette R. Batis filed a Class Action Complaint against the Company, alleging that the Company used the purported class members’ names and personas to promote paid subscriptions to the Company’s Hoovers product website without consent, in violation of the California right of publicity statute, California common law prohibiting misappropriation of a name or likeness and California’s Unfair Competition Law. On June 30, 2022, the Company filed a motion to dismiss the Complaint pursuant to California’s anti-SLAPP statute. On February 10, 2023, the District Court denied the motion to dismiss. The decision was subject to an automatic right of appeal, and the Company has appealed the matter to the Ninth Circuit. On January 18, 2024, the Ninth Circuit affirmed the district court’s determination that the anti-SLAPP statute does not apply. On February 1, 2024, D&B filed a petition for rehearing or rehearing en banc seeking to vacate the Ninth Circuit ruling. Subsequently, on February 15, 2024, the Ninth Circuit issued an order stating that the petition will be held in abeyance pending the resolution of en banc rehearing of another similar case pending before the Ninth Circuit, Martinez v. ZoomInfo Technologies, Inc.

In accordance with ASC 450 Contingencies, as the Company is continuing to investigate the claims and is still evaluating defenses, we therefore have no basis to determine that a loss in connection with this matter is probable, reasonably possible or estimable, and thus no reserve has been established nor has a range of loss been disclosed.

Note 10 — Income Taxes

Income (loss) before provision for income taxes consisted of:

	Year Ended December 31,
	2023	2022	2021
U.S.	$ (360.7)	$ (266.6)	$ (266.0)
Non-U.S	279.6	239.4	220.8
Income (loss) before provision for income taxes and equity in net income of affiliates	$ (81.1)	$ (27.2)	$ (45.2)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued
(Tabular dollar amounts, except share data and per share data, in millions)

	Year Ended December 31,
	2023	2022	2021
Current tax provision:
U.S. Federal	$ 29.2	$ 62.8	$ 56.9
State and local	10.1	11.8	13.8
Non-U.S.	58.4	49.3	40.1
Total current tax provision	$ 97.7	$ 123.9	$ 110.8
Deferred tax provision:
U.S. Federal	$ (99.9)	$ (94.1)	$ (92.6)
State and local	(14.9)	(42.8)	15.1
Non-U.S.	(17.1)	(15.8)	(9.9)
Total deferred tax provision	$ (131.9)	$ (152.7)	$ (87.4)
Provision (benefit) for income taxes	$ (34.2)	$ (28.8)	$ 23.4

The following table summarizes the significant differences between the U.S. Federal statutory tax rate and our effective tax rate for financial statement purposes:

	Year Ended December 31,
	2023	2022	2021
Statutory tax rate	21.0%	21.0%	21.0%
State and local taxes, net of U.S. Federal tax benefits (1)	8.5	123.2	(58.0)
Nondeductible charges (2)	(13.5)	(34.0)	(5.3)
U.S. taxes on foreign income	(5.2)	(11.3)	(9.5)
Non-U.S. taxes (3)	25.6	65.7	23.2
Valuation allowance	(1.0)	(2.4)	(2.9)
Interest	(1.0)	(0.5)	0.5
Tax credits and deductions	21.9	32.6	30.4
Tax contingencies related to uncertain tax positions	1.7	(4.4)	0.7
GILTI tax (4)	(18.1)	(80.9)	(51.6)
Other	2.3	(3.0)	(0.3)
Effective tax rate	42.2%	106.0%	(51.8) %
(1)Primarily related to the impact of state apportionment changes in each year. The impact for 2021 also reflects the state apportionment changes to our net U.S. deferred taxes as a result of the relocation of our corporate headquarters.
(2)The impact for 2023, 2022 and 2021 reflects non-deductible compensation costs.
(3)For the year ended December 31, 2023, the impact was primarily due to higher non-U.S. pre-tax income. For the year ended December 31, 2022, the impact was primarily the effect of lower consolidated pre-tax loss, compared to the prior year.
(4)Primarily due to a reduction to the Global intangible low-taxed income ("GILTI") inclusion in the U.S. due to an election allowing for the exclusion of certain income.
Income taxes paid were $101.8 million, $143.8 million and $81.9 million for the years ended December 31, 2023, 2022 and 2021, respectively. Income taxes refunded were $1.6 million, $4.0 million and $69.2 million for the years ended December 31, 2023, 2022 and 2021, respectively.
Deferred tax assets (liabilities) are comprised of the following:

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued
(Tabular dollar amounts, except share data and per share data, in millions)

	December 31,
	2023	2022
Deferred tax assets:
Operating losses	$ 69.7	$ 62.3
Interest expense carryforward	183.3	153.5
Bad debts	6.5	5.1
Accrued expenses	12.9	9.5
Capital loss and credit carryforwards	13.6	15.4
Pension and postretirement benefits	28.5	33.9
Foreign exchange	1.9	9.0
ASC 842 - Lease liability	10.2	16.0
Equity Compensation	11.6	10.5
Other	5.4	9.3
Total deferred tax assets	$ 343.6	$ 324.5
Valuation allowance	(39.2)	(37.0)
Net deferred tax assets	$ 304.4	$ 287.5
Deferred tax liabilities:
Intangibles	$ (1,109.0)	$ (1,230.8)
Commission Assets	(39.2)	(35.6)
Fixed assets	(14.7)	(12.5)
ASC 842 - ROU asset	(9.8)	(15.1)
Other	(1.8)	(1.2)
Total deferred tax liabilities	$ (1,174.5)	$ (1,295.2)
Net deferred tax (liabilities) assets	$ (870.1)	$ (1,007.7)
As a result of the enactment of the 2017 Tax Cuts and Jobs Act, we no longer assert indefinite reinvestment for any historical unrepatriated earnings through December 31, 2017. We intend to reinvest indefinitely all earnings from our China and India subsidiaries earned after December 31, 2017 and therefore have not provided for deferred income and foreign withholding taxes related to these jurisdictions.
We have federal, state and local, and foreign tax loss carryforwards, the tax effect of which was $69.7 million as of December 31, 2023. Of the $69.7 million, $50.5 million have an indefinite carry-forward period with the remainder of $19.2 million expiring at various times between 2024 and 2043. Additionally, we have non-U.S. capital loss carryforwards. The associated tax effect was $12.6 million and $11.9 million as of December 31, 2023 and 2022, respectively.
We have established valuation allowances against certain U.S. state and non-U.S. net operating losses and capital loss carryforwards in the amounts of $39.2 million and $36.5 million as of December 31, 2023 and 2022, respectively. In our opinion, certain U.S. state and non-U.S. net operating losses and capital loss carryforwards are more likely than not to expire before we can utilize them.
We or one of our subsidiaries file income tax returns in the U.S. federal, and various state, local and foreign jurisdictions. In the U.S. federal jurisdiction, we are no longer subject to examination by the Internal Revenue Service (“IRS”) for years prior to 2019. In state and local jurisdictions, with a few exceptions, we are no longer subject to examinations by tax authorities for years prior to 2019. In foreign jurisdictions, with a few exceptions, we are no longer subject to examinations by tax authorities for years prior to 2016.
The following is a reconciliation of the gross unrecognized tax benefits:

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued
(Tabular dollar amounts, except share data and per share data, in millions)

Gross unrecognized tax benefits as of December 31, 2020	$ 18.9
Additions for current year’s tax positions	0.5
Increase in prior years’ tax positions	0.6
Settlements with taxing authority	(0.4)
Reduction due to expired statute of limitations (1)	(1.0)
Gross unrecognized tax benefits as of December 31, 2021	$ 18.6
Additions for current year’s tax positions	1.0
Increase in prior years’ tax positions	0.4
Settlements with taxing authority	(0.3)
Reduction due to expired statute of limitations (2)	(0.8)
Gross unrecognized tax benefits as of December 31, 2022	$ 18.9
Additions for current year’s tax positions	0.5
Increase in prior years’ tax positions	0.2
Reduction due to expired statute of limitations (3)	(2.2)
Gross unrecognized tax benefits as of December 31, 2023	$ 17.4

(1)The decrease was primarily due to the release of reserves as a result of the expiration of the statute of limitations for the 2017 tax year.
(2)The decrease was primarily due to the release of reserves as a result of the expiration of the statute of limitations for the 2018 tax year.
(3)The decrease was primarily due to the release of reserves as a result of the expiration of the statute of limitations for the 2019 tax year.

The amount of gross unrecognized tax benefits of $17.4 million that, if recognized, would impact the effective tax rate is $16.7 million, net of tax benefits.
We recognize accrued interest expense related to unrecognized tax benefits in the Provision (Benefit) for Income Taxes line in the consolidated statement of operations and comprehensive income (loss). The total amount of interest expense, net of tax benefits, recognized for the years ended December 31, 2023, 2022 and 2021 was $1.5 million $0.8 million and $0.8 million, respectively. The total amount of accrued interest, net of tax benefits, as of December 31, 2023 and 2022 was $3.1 million and $1.8 million, respectively.
Note 11 — Pension and Postretirement Benefits
Through June 30, 2007, we offered coverage to substantially all of our U.S. based employees under a defined benefit plan called The Dun & Bradstreet Corporation Retirement Account (“U.S. Qualified Plan”). Prior to that time, the U.S. Qualified Plan covered active and retired employees. The benefits to be paid upon retirement were based on a percentage of the employee’s annual compensation. The percentage of compensation allocated annually to a retirement account ranged from 3% to 12.5% based on age and years of service. Amounts allocated under the U.S. Qualified Plan receive interest credits based on the 30-year Treasury rate or equivalent rate published by the Internal Revenue Service. Pension costs are determined actuarially and are funded in accordance with the Internal Revenue Code.
Effective June 30, 2007, we amended the U.S. Qualified Plan. Any pension benefit that had been accrued through such date under the plan was “frozen” at its then current value and no additional benefits, other than interest on such amounts, is accrued under the U.S. Qualified Plan.
Our employees in certain of our international operations are also provided with retirement benefits through defined benefit plans, representing the remaining balance of our pension obligations.
Prior to January 1, 2019, we also provided various health care benefits for eligible retirees. Postretirement benefit costs and obligations are determined actuarially. Effective January 1, 2019, the pre-65 health plan was terminated and the post-65 health plan is closed to new participants.
Certain of our non-U.S. based employees receive postretirement benefits through government-sponsored or administered programs.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued
(Tabular dollar amounts, except share data and per share data, in millions)
Benefit Obligation and Plan Assets
The following table sets forth the changes in our benefit obligations and plan assets for our pension and postretirement plans. The table also presents the line items in the consolidated balance sheet where the related assets and liabilities are recorded:

	Pension plans		Postretirement benefit obligations
	Year Ended December 31,		Year Ended December 31,
	2023	2022	2023	2022
Change in benefit obligation:
Benefit obligation at beginning of year	$ (1,400.4)	$ (1,832.4)	$ (1.0)	$ (1.3)
Service cost	(1.6)	(3.0)	—	—
Interest cost	(64.6)	(35.2)	—	—
Benefits paid	93.2	91.2	0.2	0.2
Plan amendment	0.5	0.2	—	—
Settlement	0.1	8.4	—	—
Plan participants' contributions	(0.9)	(0.9)	—	—
Actuarial (loss) gain	(28.9)	337.3	—	0.1
Effect of changes in foreign currency exchange rates	(14.9)	34.0	—	—
Benefit obligation at end of year	$ (1,417.5)	$ (1,400.4)	$ (0.8)	$ (1.0)
Change in plan assets:
Fair value of plan assets at beginning of year	$ 1,250.2	$ 1,696.4	$ —	$ —
Actual return on plan assets	106.2	(323.8)	—	—
Employer contributions	6.7	7.0	0.2	0.2
Plan participants' contributions	0.9	0.9	—	—
Benefits paid	(93.2)	(91.2)	(0.2)	(0.2)
Settlement	(0.1)	(8.4)	—	—
Effect of changes in foreign currency exchange rates	12.0	(30.7)	—	—
Fair value of plan assets at end of year	$ 1,282.7	$ 1,250.2	$ —	$ —
Net funded status of plan	$ (134.8)	$ (150.2)	$ (0.8)	$ (1.0)

	Pension plans		Postretirement benefit obligations
	December 31,		December 31,
	2023	2022	2023	2022
Amounts recorded in the consolidated balance sheets:
Prepaid pension assets (1)	$ 5.6	$ 4.0	$ —	$ —
Short-term pension and postretirement benefits (2)	(1.4)	(1.4)	(0.1)	(0.2)
Long-term pension and postretirement benefits (3)	(139.0)	(152.8)	(0.7)	(0.8)
Net amount recognized	$ (134.8)	$ (150.2)	$ (0.8)	$ (1.0)
Accumulated benefit obligation	$ 1,410.9	$ 1,393.4	N/A	N/A
Amount recognized in accumulated other comprehensive loss consists of:
Actuarial loss (gain)	$ 82.3	$ 76.3	$ (0.1)	$ (0.1)
Prior service cost (credit)	(0.6)	(0.1)	(1.3)	(1.7)
Total amount recognized - pretax	$ 81.7	$ 76.2	$ (1.4)	$ (1.8)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued
(Tabular dollar amounts, except share data and per share data, in millions)
(1)Included within other non-current assets in the consolidated balance sheet.
(2)Included within accrued payroll in the consolidated balance sheet.
(3)Included within long-term pension and postretirement benefits in the consolidated balance sheet.
The above actuarial loss (gain) and prior service cost and credit represent the cumulative effect of demographic, investment experience and plan amendment, as well as assumption changes that have been made in measuring the plans’ liabilities.
In addition, we provide retirement benefits to certain former executives. At December 31, 2023 and 2022, the associated obligations were $4.5 million and $5.1 million, respectively, of which $4.1 million and $4.5 million, respectively, were also reflected within "Long-term pension and postretirement benefits."
The actuarial gain or loss, to the extent it exceeds the greater of 10% of the projected benefit obligation or market-related value of plan assets, will be amortized into expense each year on a straight-line and plan-by-plan basis, over the remaining expected future working lifetime of active participants or the average remaining life expectancy of the participants if all or almost all of the plan participants are inactive. Currently, the amortization period for the U.S. Qualified Plan is 20 years, and four to 31 years for the non-U.S. plans. For our U.S. Qualified Plan and for certain of our non-U.S. plans, the amortization periods are the average life expectancy of all plan participants. This is as a result of almost all plan participants being deemed inactive.
For the year ended December 31, 2023, significant changes in the pension projected benefit obligation include an actuarial loss of $28.9 million of which approximately $33 million and $6 million was attributable to the change in discount rates and actuarial experience losses, respectively, partially offset by a gain of approximately $5 million due to the updates to the annuity conversion assumptions for cash balance accounts for our U.S. plan and approximately $5 million primarily related to mortality assumptions.
For the year ended December 31, 2022, significant changes in the pension projected benefit obligation include an actuarial gain of $337.3 million of which approximately $415 million and $10 million was attributable to the change in discount rates and mortality assumptions, respectively, partially offset by loss of approximately $50 million due to the updates to the assumed cash balance conversion interest rates for our U.S. plan and approximately $38 million primarily related to actuarial experience losses.
Underfunded or Unfunded Accumulated Benefit Obligations
At December 31, 2023 and December 31, 2022, our underfunded or unfunded accumulated benefit obligation and the related projected benefit obligation were as follows:

	December 31,
	2023	2022
Accumulated benefit obligation	$ 1,391.7	$ 1,375.3
Fair value of plan assets	1,257.9	1,227.5
Unfunded accumulated benefit obligation	$ 133.8	$ 147.8
Projected benefit obligation	$ 1,398.2	$ 1,381.7
The underfunded or unfunded accumulated benefit obligations at December 31, 2023 consisted of $67.7 million and $66.1 million related to our U.S. Qualified Plan and non-U.S. defined benefit plans, respectively.
The underfunded or unfunded accumulated benefit obligations at December 31, 2022 consisted of $99.0 million and $48.8 million related to our U.S. Qualified Plan and non-U.S. defined benefit plans, respectively.
The decrease of $14.0 million for the underfunded or unfunded accumulated benefit obligations at December 31, 2023 was primarily due to higher plan assets at December 31, 2023.
Net Periodic Pension Cost
The following table sets forth the components of the net periodic cost (income) associated with our pension plans and our postretirement benefit obligations:

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued
(Tabular dollar amounts, except share data and per share data, in millions)

	Pension plans			Postretirement benefit obligations
	Year Ended December 31,			Year Ended December 31,
	2023	2022	2021	2023	2022	2021
Components of net periodic cost (income):
Service cost	$ 1.6	$ 3.0	$ 5.2	$ —	$ —	$ —
Interest cost	64.6	35.2	27.4	—	—	—
Expected return on plan assets	(80.1)	(79.2)	(83.0)	—	—	—
Amortization of prior service cost (credit)	—	—	—	(0.4)	(0.4)	(0.4)
Amortization of actuarial loss (gain)	(2.4)	0.1	2.3	—	—	—
Net periodic cost (income)	$ (16.3)	$ (40.9)	$ (48.1)	$ (0.4)	$ (0.4)	$ (0.4)

We also incurred settlement charges of $2.1 million for the year ended December 31, 2022.
The following table sets forth other changes in plan assets and benefit obligations recognized in Other Comprehensive Income (Loss):

	Pension plans			Postretirement benefit obligations
	Year Ended December 31,			Year Ended December 31,
	2023	2022	2021	2023	2022	2021
Other changes in plan assets and benefit obligations recognized in other comprehensive income (loss)
Actuarial (loss) gain arising during the year, before tax benefit (expense) of $1.1, $15.6 and $(38.3) for the years ended December 31, 2023, 2022 and 2021, respectively.	$ (3.6)	$ (61.9)	$ 145.1	$ —	$ 0.2	$ 0.1
Prior service credit (cost) arising during the year, before tax benefit (expense) of $(0.2), less than $0.1 and $(0.1) for the years ended December 31, 2023, 2022 and 2021, respectively	$ 0.5	$ 0.2	$ 0.3	$ —	$ (0.1)	$ —
Less:
Amortization of actuarial (loss) gain, before tax benefit (expense) of $(0.7), less than $0.1 and $0.6 for the years ended December 31, 2023, 2022 and 2021, respectively.	$ 2.4	$ (0.1)	$ (2.3)	$ —	$ —	$ —
Amortization of prior service (cost) credit, before tax benefit (expense) of $(0.1), $(0.1) and less than $(0.1) for the years ended December 31, 2023, 2022 and 2021, respectively.	$ —	$ —	$ —	$ 0.4	$ 0.4	$ 0.4
We apply the long-term expected rate of return assumption to the market-related value of assets to calculate the expected return on plan assets, which is a major component of our annual net periodic pension expense. The market-related value of assets recognizes short-term fluctuations in the fair value of assets over a period of five years, using a straight-line amortization basis. The methodology has been utilized to reduce the effect of short-term market fluctuations on the net periodic pension cost.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued
(Tabular dollar amounts, except share data and per share data, in millions)
Since the market-related value of assets recognizes gains or losses over a five-year period, the future value of assets will be impacted as previously deferred gains or losses are amortized.
Assumptions
The following table sets forth the significant weighted-average assumptions we used to determine the projected benefit obligation and the periodic benefit cost:

	Pension plans			Postretirement benefit obligations
	Year Ended December 31,			Year Ended December 31,
	2023	2022	2021	2023	2022	2021
Discount rate for determining projected benefit obligation at December 31	4.57%	4.83%	2.38%	4.81%	4.70%	1.80%
Discount rate in effect for determining service cost	3.82%	1.64%	1.89%	N/A	N/A	N/A
Discount rate in effect for determining interest cost	4.76%	2.05%	1.47%	4.71%	2.00%	1.20%
Weighted average expected long-term return on plan assets	5.60%	5.32%	5.70%	N/A	N/A	N/A
Rate of compensation increase for determining projected benefit obligation at December 31	2.87%	2.89%	2.88%	N/A	N/A	N/A
Rate of compensation increase for determining net pension cost	2.97%	2.81%	3.04%	N/A	N/A	N/A
Interest credit rates for cash balance (1)	4.45% / 4.02%	4.45% / 3.94%	4.45% / 3.00%	N/A	N/A	N/A
(1)For our U.S. Qualified plan, interest for benefits accrued prior to January 1, 1997 is based on 30-year Treasury yield with a guaranteed minimum rate of 3.00% for accruals prior to January 1, 1997 and 4.45% for accruals after January 1, 1997. The resulting assumed interest rate for accruals prior to January 1, 1997 is 4.02% for December 31, 2023, 3.94% for December 31, 2022 and 3.00% for December 31, 2021. The resulting assumed interest rate for accruals after January 1, 1997 is 4.45%.

The expected long-term rate of return assumption was 5.40%, 5.50% and 6.00% for 2023, 2022 and 2021, respectively, for the U.S. Qualified Plan, our principal pension plan. This assumption is based on the plan’s target asset allocation. The expected long-term rate of return assumption reflects long-term capital market return forecasts for the asset classes employed, assumed excess returns from active management within each asset class, the portion of plan assets that are actively managed, and periodic rebalancing back to target allocations. Current market factors such as inflation and interest rates are evaluated before the long-term capital market assumptions are determined. In addition, peer data and historical returns are reviewed to check for reasonableness. Although we review our expected long-term rate of return assumption annually, our plan performance in any one particular year does not, by itself, significantly influence our evaluation. Our assumption is generally not revised unless there is a fundamental change in one of the factors upon which it is based, such as the target asset allocation or long-term capital market return forecasts.
We use discount rates to measure the present value of pension plan obligations and postretirement health care obligations at year-end, as well as, to calculate next year’s pension income or cost. It is derived by using a yield curve approach which matches projected plan benefit payment streams with bond portfolios reflecting actual liability duration unique to the plans. The rate is adjusted at each remeasurement date, based on the factors noted above. We measure service and interest costs by applying the specific spot rates along that yield curve to the plans’ liability cash flows (“Spot Rate Approach”). We believe the approach provides a more precise measurement of service and interest costs by improving the correlation between projected benefit cash flows and their corresponding spot rates on the yield curve.
For the mortality assumption we used PRI 2012 mortality table (“PRI-2012”) for our U.S. plans at December 31, 2023 and 2022, together with mortality improvement projection scales MP-2021. The mortality improvement projection scale was adjusted for COVID-19 factors for the remeasurement as of December 31, 2023 and 2022.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued
(Tabular dollar amounts, except share data and per share data, in millions)
Plan Assets (U.S. Qualified Plan and non-U.S. pension plans)
The investment objective for our principal plan, the U.S. Qualified Plan, is to achieve over the investment horizon a long-term total return, which at least matches our expected long-term rate of return assumption while maintaining a prudent level of portfolio risk. We emphasize long-term growth of principal while avoiding excessive risk so as to use plan asset returns to help finance pension obligations, thus improving our plan’s funded status. We predominantly invest in assets that can be sold readily and efficiently to ensure our ability to reasonably meet expected cash flow requirements.
We define our primary risk concern to be the plan’s funded status volatility and to a lesser extent total plan return volatility. Understanding that risk is present in all types of assets and investment styles, we acknowledge that some risk is necessary to produce long-term investment results that are sufficient to meet the plan’s objectives. However, we monitor and ensure that the investment strategies we employ make reasonable efforts to maximize returns while controlling for risk parameters.
Investment risk is also controlled through diversification among multiple asset classes, managers, investment styles and periodic rebalancing toward asset allocation targets. Risk is further controlled at the investment strategy level by requiring underlying managers to follow formal written investment guidelines which enumerate eligible securities, maximum portfolio concentration limits, excess return and tracking error targets as well as other relevant portfolio constraints. Investment results and risk are measured and monitored on an ongoing basis and quarterly investment reviews are conducted.
The plan assets are primarily invested in funds offered and managed by Aon Investment USA, Inc.
Our plan assets are currently invested mainly in funds overseen by our delegated manager using manager of manager funds which are a combination of both active and passive (indexed) investment strategies. The plan’s return seeking assets include equity securities that are diversified across U.S. and non-U.S. stocks, including emerging market equities, in order to further reduce risk at the total plan level. Additional diversification in return seeking assets is achieved by using multi-asset credit, private credit, real estate and hedge fund of funds strategies.
A portion of the plan assets are invested in a liability hedging portfolio to reduce funded status volatility and reduce overall risk for the plan. The portfolio uses manager of manager funds that are diversified principally among securities issued or guaranteed by the U.S. government or its agencies, mortgage-backed securities, including collateralized mortgage obligations, corporate debt obligations and dollar-denominated obligations issued in the U.S. by non-U.S. banks and corporations.
We have formally identified the primary objective for each asset class within our plan. U.S. equities are held for their long-term capital appreciation and dividend income, which is expected to exceed the rate of inflation. Non-U.S. equities are held for their long-term capital appreciation, as well as diversification relative to U.S. equities and other asset classes. Multi-asset credit, private credit, real estate and hedge fund of funds further diversifies the return-seeking assets with reduced correlation due to different return expectations and flows. These diversifying asset classes also provide a hedge against unexpected inflation. Liability hedging assets are held to reduce overall plan volatility and as a source of current income. Additionally, they are designed to provide a hedge relative to the interest rate sensitivity of the plan’s liabilities. Cash is held only to meet liquidity requirements.
Investment Valuation
Our pension plan assets are measured at fair value in accordance with ASC 820, “Fair Value Measurement and Disclosures.” ASC 820 defines fair value and establishes a framework for measuring fair value under current accounting pronouncements. See Note 2 to our consolidated financial statements for further detail on fair value measurement.
The following is a description of the valuation methodologies used for the investments measured at fair value, including the general classification of such investments pursuant to the valuation hierarchy.
A financial instrument’s level or categorization within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.
Aon Collective Trust Investment Funds
Aon Collective Investment Trust ("CIT") Funds are offered under the Aon CITs and their units are valued at the reported Net Asset Value ("NAV"). Some Funds are within Level 1 of the valuation hierarchy as the NAV is determined and published

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued
(Tabular dollar amounts, except share data and per share data, in millions)
daily and are the basis for current transactions, while other Funds do not publish a daily NAV, therefore, are excluded from the fair value hierarchy.

•Equity funds’ investment objectives are to achieve long-term growth of capital by investing diversified portfolio of primarily U.S. and non-U.S. equity securities and approximate as closely as practicable the total return of the S&P 500 and global stock indices.
•Fixed income funds’ investment objectives are to seek current income and capital appreciation by investing in a diversified portfolio of domestic and foreign debt securities, government obligations and bond funds with various durations.
•Real estate funds’ investment objective is to achieve a return by investing primarily in securities of U.S. and foreign real estate investment trusts, real estate operating companies and other companies that principally engaged in the real estate industry or derive at least 50% of their revenues or earnings owning, operating, developing and /or managing real estate.
Aon Alternative Investment Funds
These investments are valued at the reported NAV; however, these investments do not publish a daily NAV, therefore, are excluded from the fair value hierarchy.

The Aon Private Credit Opportunities Fund is established as a fund-of-funds for investors seeking exposure to a diversified portfolio of private credit investments by allocating to a select pool of United States and European-based private credit funds.

The Aon Liquid Alternatives Fund LTD Class A seeks to generate consistent long-term capital appreciation, it is also concerned with preservation of capital. The Fund diversifies its holdings among a number of Managers that collectively implement a range of alternative investment strategies.

The Aon Opportunistic Alternatives SP Shareholder Summary Class A’s investment objective is to generate attractive returns over a full market cycle by investing in a range of alternative investment opportunities with sources of return that have a low correlation to the broader financial markets, while also seeking to preserve capital under the direction of the Investment Manager.

The Aon Opportunistic Credit Portfolio SP is a segregated portfolio of Aon Alternatives Fund SPC, a Cayman Islands exempted company registered as a segregated portfolio company. The Portfolio’s investment objective is to seek to generate attractive returns by investing in a range of credit opportunities.
Short-Term Investment Funds ("STIF")
These investments include cash, bank notes, corporate notes, government bills and various short-term debt instruments. The investment objective is to provide safety of principal and daily liquidity by investing in high quality money market instruments. They are valued at the reported NAV and within Level 1 of the valuation hierarchy as the NAV is determined and published daily, and are the basis for current transactions of the units based on the published NAV.
The Venture Capital Fund
The Fund is structured as a conventional, private venture capital firm. The Fund will target investments that are in early-stage technology companies. The Fund expects to invest in seed stage development companies, principally in the software and technology-enabled businesses sector. It is classified as other investments measured at the NAV and is excluded from the fair value hierarchy.
The U.S. Qualified Plan has an additional unfunded commitment of $0.1 million to the Venture Capital Fund at December 31, 2022, and $21.3 million and $24.8 million to the Aon Private Credit Opportunities Fund I, Aon Private Credit Opportunities Fund II and Aon Opportunistic Credit Fund at December 31, 2023 and 2022, respectively.
There were no transfers among the levels of the fair value hierarchy during the years ended December 31, 2023 and 2022.
The preceding methods may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Company believes its valuation methods are appropriate and consistent with

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued
(Tabular dollar amounts, except share data and per share data, in millions)
other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
The following table sets forth by level, within the fair value hierarchy, the plan assets at fair value as of December 31, 2023:

Asset category	Quoted prices in active markets for identical assets (Level I)	Significant other observable inputs (Level II)	Significant unobservable inputs (Level III)	Total
Short-term investment funds	$ 23.4	$ —	$ —	$ 23.4
Aon Collective Investment Trust Funds:
Equity funds	$ 222.3	$ —	$ —	$ 222.3
Fixed income funds	622.7	—	—	622.7
Real estate funds	3.3	—	—	3.3
Total Aon Collective Investment Trust Funds	$ 848.3	$ —	$ —	$ 848.3
Total	$ 871.7	$ —	$ —	$ 871.7
Other Investments Measured at Net Asset Value
Aon Collective Investment Trust Funds				$ 92.4
Aon Alternative Investment Funds:
Fixed income funds				$ 76.3
Venture Capital Fund				6.6
Other Non-U.S. commingled equity and fixed income				235.7
Total other investments measured at net asset value				$ 318.6
Total investments at fair value				$ 1,282.7

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued
(Tabular dollar amounts, except share data and per share data, in millions)
The following table sets forth by level, within the fair value hierarchy, the plan assets at fair value as of December 31, 2022:

Asset category	Quoted prices in active markets for identical assets (Level I)	Significant other observable inputs (Level II)	Significant unobservable inputs (Level III)	Total
Short-term investment funds	$ 9.1	$ —	$ —	$ 9.1
Aon Collective Investment Trust Funds:
Equity funds	$ 192.6	$ —	$ —	$ 192.6
Fixed income funds	591.0	—	—	591.0
Real estate funds	3.0	—	—	3.0
Total Aon Collective Investment Trust Funds	$ 786.6	$ —	$ —	$ 786.6
Total	$ 795.7	$ —	$ —	$ 795.7
Other Investments Measured at Net Asset Value
Aon Collective Investment Trust Funds				$ 123.4
Aon Alternative Investment Funds:
Fixed income funds				$ 99.8
Venture Capital Fund				7.0
Other Non-U.S. commingled equity and fixed income				224.3
Total other investments measured at net asset value				$ 331.1
Total investments at fair value				$ 1,250.2

Allocations
We employ a total return investment approach in which a mix of equity, debt and alternative (e.g., real estate) investments is used to achieve a competitive long-term rate of return on plan assets at a prudent level of risk. Our weighted average plan target asset allocation is 37% return-seeking assets (range of 25% to 45%) and 63% liability-hedging assets (range of 55% to 75%).
The following table sets forth the weighted average asset allocations and target asset allocations by asset category, as of the measurement dates of the plans:

	Asset allocations		Target asset allocations
	December 31,		December 31,
	2023	2022	2023	2022
Return-seeking assets	36%	43%	37%	37%
Liability-hedging assets	64%	57%	63%	63%
Total	100%	100%	100%	100%

Contributions and Benefit Payments
We expect to contribute $6.7 million to our non-U.S. pension plans and $0.2 million to our postretirement benefit plan in 2024. We did not make a contribution in 2023 and are not required to make a contribution to the U.S. Qualified Plan in 2024 for

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued
(Tabular dollar amounts, except share data and per share data, in millions)
the 2023 plan year based on the minimum funding requirements as defined in the Pension Protection Act of 2006 as amended. Final funding requirements for 2023 will be determined based on our January 2024 funding actuarial valuation.
The following table summarizes expected benefit payments from our pension plans and postretirement plans through 2033. Actual benefit payments may differ from expected benefit payments. These amounts are net of expected plan participant contributions:

	Pension plans	Postretirement benefit plans
2024	$ 96.0	$ 0.2
2025	$ 98.0	$ 0.2
2026	$ 99.4	$ 0.1
2027	$ 101.3	$ 0.1
2028	$ 102.5	$ 0.1
2029 - 2033	$ 506.9	$ 0.1
401(k) Plan
We have a 401(k) Plan covering substantially all U.S. employees that provides for employee salary deferral contribution and employer contributions. Employees may contribute up to 50% of their pay on a pre-tax basis subject to IRS limitations. In addition, employees with age 50 or older are allowed to contribute additional pre-tax “catch-up” contributions. In addition, the Company matches up to 50% of seven percent (7%) of a team member’s eligible compensation, subject to certain 401(k) Plan limitations.
We had expense associated with our 401(k) Plan of $10.6 million, $10.7 million and $11.1 million for the years ended December 31, 2023, 2022 and 2021, respectively.
Note 12 — Stock Based Compensation
Under the Dun & Bradstreet 2020 Omnibus Incentive Plan (the "Plan"), we are authorized to issue up to 40,000,000 shares of the Company’s common stock in the form of stock-based awards, such as, but not limited to, restricted stock, restricted stock units and stock options. As of December 31, 2023, a total of 17,762,314 shares of our common stock were available for future grants under the Plan.
The following table sets forth the components of our stock-based compensation and expected tax benefit related to the plans in effect during the respective year:

	Year Ended December 31,
	2023	2022	2021
Stock-based compensation expense:
Restricted stock and restricted stock units (1)	$ 69.6	$ 53.7	$ 18.7
Stock options	13.8	9.9	3.0
Incentive units (2)	—	2.4	11.6
Total compensation expense	$ 83.4	$ 66.0	$ 33.3

Expected tax benefit:
Restricted stock and restricted stock units	$ 6.8	$ 6.8	$ 3.4
Stock options	0.6	0.5	0.2
Total compensation expense	$ 7.4	$ 7.3	$ 3.6
(1)Higher expense for restricted stock and restricted stock units in 2023 and 2022 compared to the respective prior year was primarily due to the additions of grants and the expense recognition associated with accelerated shares.
(2)Related to stock-based awards granted prior to the IPO.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued
(Tabular dollar amounts, except share data and per share data, in millions)
Stock Options
We accounted for stock options based on grant date fair value. Service condition options were valued using the Black-Scholes valuation model. Market condition options were valued using a Monte Carlo valuation model.
On August 5, 2022, we granted to certain executives 4,914,868 stock options that contained both a service condition and a market condition. The stock options have a 10-year term and will vest ratably over three years, commencing on the first anniversary of the grant date. The executives must remain continuously employed through the latter of (1) the vesting periods or (2) the time when the market condition is met. The market condition, which impacts the exercisability of the stock options, requires that D&B’s share price must exceed the grant date share price by 20% for 20 trading days in any 30-day trading window during the 10-year term of the award. As these awards contain a market condition, the fair value on the date of grant was calculated using a Monte Carlo simulation model.

The following weighted average assumptions were used for options granted:

	Year Ended December 31,
	2023	2022	2021
Expected dividend yield (1)	N/A	1.29%	N/A
Expected stock price volatility (2)	N/A	33%	N/A
Risk-free interest rate (3)	N/A	2.77%	N/A
Expected life of options (in years) (4)	N/A	4.5	N/A
Weighted average grant date fair value	N/A	$5.42	N/A
(1)For the 2022 grants, the expected dividend yield was based on our quarterly dividend divided by the three-month average stock price as of the grant date, annualized and continuously compounded.
(2)For 2022 grants, expected stock price volatility was calculated based 50% on D&B’s historical volatility and 50% on the leverage-adjusted volatility of our peer companies.
(3)Risk free interest rate was based on the term-matched, zero-coupon risk-free rate from the Treasury Constant Maturity yield curve, continuously compounded.
(4)For the 2022 grants, the expected term was based on the midpoint between the time of hurdle achievement and the expiration date.

The following table summarizes the stock options activity for the year ended December 31, 2023:

	Stock options
	Number of options	Weighted-average exercise price	Weighted average remaining contractual term (in years)	Aggregate intrinsic value (in millions)
Balances, January 1, 2023	11,094,868	$19.29	6.8	$—
Granted	—	$ —
Forfeited	(229,000)	$18.56
Exercised	—	$—
Balances, December 31, 2023	10,865,868	$19.31	5.7	$—

Expected to vest as of December 31, 2023	4,785,868	$15.89	8.5	$—
Exercisable as of December 31, 2023	6,080,000	$22.00	3.5	$—

There were 4,914,868 stock options granted during 2022. As of December 31, 2023, total unrecognized compensation cost related to stock options was $7.2 million, which was expected to be recognized over a weighted average period of 1.7 years.

No stock option were exercised for the years ended December 31, 2023, 2022 and 2021.

Restricted Stock and Restricted Stock Units

Restricted stock and restricted stock units are valued on the award grant date at the closing market price of our stock.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued
(Tabular dollar amounts, except share data and per share data, in millions)
The following table summarizes the restricted stock and restricted stock units activity for the year ended December 31, 2023:

	Restricted stock and Restricted stock units
	Number of shares	Weighted-average grant date fair value	Weighted average remaining contractual term (in years)	Aggregate intrinsic value
Balances, January 1, 2023	7,007,683	$17.28	1.2	$85.9
Granted	5,000,399	$11.27
Forfeited	(603,594)	$15.37
Vested	(2,721,965)	$17.59
Balances, December 31, 2023	8,682,523	$13.78	1.0	$101.6

The weighted average grant date fair value per share of restricted stock and restricted stock units granted for the years ended December 31, 2022 and 2021 were $16.18 and $21.37, respectively. As of December 31, 2023, total unrecognized compensation cost related to non-vested restricted stock and restricted stock units were $50.0 million, which are expected to be recognized over a weighted average period of 1.9 years.

The following table summarizes information relating to the vesting of restricted stock and restricted stock units:

	Year ended December 31,
	2023	2022	2021
Fair value of shares vested	$ 30.9	$ 15.8	$ 6.8
Tax benefit realized upon vesting	$ 3.7	$ 2.4	$ 0.9

Employee Stock Purchase Plan ("ESPP")
Under the Dun & Bradstreet Holdings, Inc. Employee Stock Purchase Plan, eligible employees are allowed to voluntarily make after-tax contributions ranging from 3% to 15% of eligible earnings. The Company contributes varying matching amounts to employees, as specified in the plan document, after a one year holding period. We recorded the associated expense of $2.2 million, $2.9 million and $4.1 million for the years ended December 31, 2023, 2022 and 2021, respectively.
Note 13 — Earnings (Loss) Per Share
Basic earnings (loss) per share is computed by dividing net income (loss) for the period by the weighted-average number of common shares outstanding during the period.
In periods when we report net income, diluted earnings per share is calculated by dividing net income by the weighted average number of common shares outstanding during the period plus the dilutive effect of our outstanding stock incentive awards. For periods when we report a net loss, diluted earnings per share is equal to basic earnings per share, as the impact of our outstanding stock incentive awards is considered to be antidilutive.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued
(Tabular dollar amounts, except share data and per share data, in millions)
The following table sets forth the computation of basic and diluted earnings (loss) per share:

	Year Ended December 31,
	2023	2022	2021
Net income (loss) attributable to Dun & Bradstreet Holdings, Inc.	$ (47.0)	$ (2.3)	$ (71.7)

Weighted average number of shares outstanding-basic	430,495,779	429,106,164	428,666,791
Weighted average number of shares outstanding-diluted (1)	430,495,779	429,106,164	428,666,791

Earnings (loss) per share of common stock:
Basic	$ (0.11)	$ (0.01)	$ (0.17)
Diluted	$ (0.11)	$ (0.01)	$ (0.17)
(1)The weighted average number of shares outstanding used in the computation of diluted earnings per share excludes the effect of potentially issuable common shares totaling 11,681,260 shares, 9,618,019 shares and 1,092,148 shares for the years ended December 31, 2023, 2022 and 2021, respectively. These potentially issuable common shares were not included in the calculation of diluted earnings per share because their effect would be anti-dilutive.
Below is a reconciliation of our common stock issued and outstanding:

	Common Shares	Treasury Shares (1)	Common Shares Outstanding
Shares as of December 31, 2020	423,418,131	(465,903)	422,952,228
Shares issued for the year ended December 31, 2021	9,177,810	260,357	9,438,167
Shares forfeited for the year ended December 31, 2021	(524,942)	(667,671)	(1,192,613)
Shares as of December 31, 2021	432,070,999	(873,217)	431,197,782
Shares issued for the year ended December 31, 2022	5,335,911	N/A	5,335,911
Shares forfeited for the year ended December 31, 2022 (2)	(802,463)	(13,703)	(816,166)
Shares as of December 31, 2022	436,604,447	(886,920)	435,717,527
Shares issued for the year ended December 31, 2023	4,507,883	N/A	4,507,883
Shares forfeited for the year ended December 31, 2023 (2)	(1,377,074)	N/A	(1,377,074)
Shares as of December 31, 2023	439,735,256	(886,920)	438,848,336
(1)Primarily related to the forfeiture of unvested incentive units granted prior to the IPO.
(2)Includes shares surrendered related to payroll tax withheld for the vested restricted shares.

The following dividends were declared by our Board of Directors and subsequently paid during the years ended December 31, 2023 and December 31, 2022:

	Dividends Per Share
	Year ended December 31,
	2023		2022 (1)
	Declared	Paid	Declared	Paid
First Quarter	$ 0.05	$ 0.05	$ —	$ —
Second Quarter	0.05	0.05	—	—
Third Quarter	0.05	0.05	0.05	0.05
Fourth Quarter	0.05	0.05	0.05	0.05
Total	$ 0.20	$ 0.20	$ 0.10	$ 0.10
(1)Starting July 28, 2022, our Board of Directors declared a quarterly cash dividend of $0.05 per share of common stock.
On February 8, 2024, the Board of Directors approved the declaration of a quarterly dividend of $0.05 per share of common stock, payable on March 21, 2024 to shareholders of record at the close of business on March 7, 2024. The continued payment of dividends at the rate noted above, or at all, is subject to the discretion of the Board.
Dividends accrued for restricted shares are contingent and payable upon vesting of the underlying restricted shares.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued
(Tabular dollar amounts, except share data and per share data, in millions)
Note 14 — Financial Instruments
The Company is exposed to global market risks, including risks from changes in foreign exchange rates and changes in interest rates. Accordingly, we use derivatives to manage the aforementioned financial exposures that occur in the normal course of business. We do not use derivatives for trading or speculative purposes. By their nature, all such instruments involve risk, including the credit risk of non-performance by counterparties. However, at December 31, 2023 and 2022, there was no significant risk of loss in the event of non-performance of the counterparties to these financial instruments. We control our exposure to credit risk through monitoring procedures and by selection of reputable counterparties. Collateral is generally not required for these types of investments. See Note 2 for our financial instrument accounting policy.
Our trade receivables do not represent a significant concentration of credit risk at December 31, 2023 and 2022, because we sell to a large number of clients in different geographical locations and industries.
Interest Rate Risk Management
Our objective in managing our exposure to interest rates is to limit the impact of interest rate changes on our earnings, cash flows and financial position, and to lower our overall borrowing costs. To achieve these objectives, we maintain a practice that floating-rate debt be managed within a minimum and maximum range of our total debt exposure. To manage our exposure and limit volatility, we may use fixed-rate debt, floating-rate debt and/or interest rate swaps. We recognize all derivative instruments as either assets or liabilities at fair value in the consolidated balance sheet.
We use interest rate swaps to manage the impact of interest rate changes on our earnings. Under the swap agreements, we make monthly payments based on the fixed interest rate and receive monthly payments based on the floating rate. The purpose of the swaps is to mitigate the variation of future cash flows from changes in the floating interest rates on our existing debt. The swaps are designated and accounted for as cash flow hedges. Changes in the fair value of the hedging instruments are recorded in OCI, net of tax, and reclassified to earnings in the same line item associated with the hedged item when the hedged item impacts earnings.
On March 30, 2021, the Company entered into three-year interest rate swaps with an aggregate notional amount of $1,000 million, effective March 29, 2021 through March 27, 2024 ("2024 interest rate swaps"). For these swaps, the Company pays a fixed rate of 0.467% and receives the one-month LIBOR rate. Effective August 28, 2023, we amended these agreements. The amendments extend the maturity date to March 27, 2025. Under the amended agreements, the Company pays a fixed rate of 3.214% and receives the one-month SOFR rate. As a result of the amendment, the 2024 interest rate swaps were de-designated and the unrealized gain of $29.0 million included within accumulated other comprehensive income (loss) was frozen and will be systematically reclassified to earnings as a reduction to interest expense over the original term of the 2024 interest rate swaps. Additionally, the amended swaps had an aggregate fair value of $29.0 million at inception and will be ratably recorded to accumulated other comprehensive income (loss) and reclassified to earnings as an increase to interest expense over the term of the amended interest rate swaps. At the inception of the amended interest rate swaps, we performed quantitative effectiveness assessment and determined that the swaps qualified for cash flow hedge accounting. Changes in the fair value of the hedging instruments are recorded in OCI, net of tax, and reclassified to earnings in the same line item associated with the hedged item when the hedged item impacts earnings. Additionally, we will perform quantitative tests to assess hedging effectiveness over the remaining life of the amended swaps.
On February 2, 2023, the Company entered into three-year interest rate swaps with an aggregate notional amount of $1,500 million, effective January 27, 2023 through February 8, 2026. For these swaps, the Company pays a fixed rate of 3.695% and receive the one-month LIBOR rate through June 27, 2023 and receive the one-month Term SOFR rate after June 27, 2023 for the remainder of the term.
On March 2, 2022, the Company entered into three-year interest rate swaps with an aggregate notional amount of $250 million, effective February 28, 2022 through February 27, 2025. For these swaps, the Company pays a fixed rate of 1.629% and receives the one-month Term SOFR rate.
During the second quarter of 2023, we modified our Senior Secured Credit Facility to complete the transition of reference rate from LIBOR to SOFR. As a result, our interest rate swap agreements which previously received one-month LIBOR interest were also modified to receive one-month SOFR interest. We utilized the expedients set forth in ASC Topic 848, including those relating to derivative instruments used in hedging relationships. This transition did not result in a financial impact to our consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued
(Tabular dollar amounts, except share data and per share data, in millions)
The following table summarizes our interest rate swaps as of December 31, 2023 and 2022:

Expiration date	Fixed rate	Notional amount
		December 31, 2023	December 31, 2022
February 27, 2025	1.629%	$250	$250
March 27, 2025 (1)	3.214%	1,000	—
March 27, 2024 (1)	0.467%	—	1,000
February 8, 2026	3.695%	1,500	—
Total interest rate swaps		$2,750	$1,250
(1)See discussion above.
Foreign Exchange Risk Management
Our objective in managing exposure to foreign currency fluctuations is to reduce the volatility caused by foreign exchange rate changes on the earnings, cash flows and financial position of our international operations. From time to time, we follow a practice of hedging certain balance sheet positions denominated in currencies other than the functional currency applicable to each of our various subsidiaries. In addition, we are subject to foreign exchange risk associated with our international earnings and net investments in our foreign subsidiaries. We may use short-term, foreign exchange forward and, from time to time, option contracts to execute our hedging strategies. Certain derivatives are designated as accounting hedges.

Foreign exchange forward contracts
To decrease earnings volatility, we currently hedge substantially all our intercompany balance positions denominated in a currency other than the functional currency applicable to each of our various subsidiaries with short-term, foreign exchange forward contracts. The underlying transactions and the corresponding foreign exchange forward contracts are marked to market at the end of each quarter and the fair value impacts are reflected within “Non-operating income (expense) – net” in the consolidated statements of operations and comprehensive income (loss).
These contracts are denominated primarily in the British pound sterling, the Euro, the Swedish Krona, and the Norwegian Krone. Our foreign exchange forward contracts are not designated as hedging instruments under authoritative guidance and typically have maturities of 12 months or less.

As of December 31, 2023 and December 31, 2022, the notional amounts of our foreign exchange contracts were $653.1 million and $455.1 million, respectively. Realized gains and losses associated with these contracts were $29.6 million and $24.3 million, respectively, for the year ended December 31, 2023; $34.1 million and $48.2 million, respectively, for the year ended December 31, 2022; and $11.4 million and $10.1 million, respectively, for the year ended December 31, 2021. Unrealized gains and losses associated with these contracts were $8.0 million and $2.3 million, respectively, at December 31, 2023; $3.5 million and $0.3 million, respectively, at December 31, 2022; and $1.9 million and $0.7 million, respectively, at December 31, 2021.

Cross-currency interest rate swaps

To protect the value of our investments in our foreign operations against adverse changes in foreign currency exchange rates, we hedge a portion of our net investment in one or more of our foreign subsidiaries by using cross-currency interest rate swaps. Cross currency swaps are designated as net investment hedges of a portion of our foreign investments denominated in the non-U.S. dollar currency. The component of the gains and losses on our net investment in these designated foreign operations driven by changes in foreign exchange rates, are partly offset by movements in the fair value of our cross-currency swap contracts. The change in the fair value of the swaps in each period is reported in OCI, net of tax. Such amounts will remain in accumulated OCI until the liquidation or substantial liquidation of our investment in the underlying foreign operations. Through the respective maturity dates of each of the swap contracts, we receive monthly fixed-rate interest payments, which are recorded as contra expense within "Interest expense" in the consolidated statements of operations and comprehensive income (loss). They are designated as net investment hedges of a portion of our foreign investments denominated in the Euro currency.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued
(Tabular dollar amounts, except share data and per share data, in millions)
On July 15, 2022, we executed three tranches of cross currency swaps, each with a notional amount of $125 million (€124 million) at two, three, and four-year terms, where we receive USD coupons at fixed rates of 2.205%, 1.883%, and 1.723%, respectively, and pay EUR coupons of 0%. On the maturity date of each tranche, we will receive the notional amount of $125 million, and pay the counterparty €124 million. We received aggregate payments of $7.3 million and $3.3 million for the years ended December 31, 2023 and 2022, respectively. These payments were recorded as contra expense within "Interest expense" in the consolidated statements of operations and comprehensive income (loss).

On April 28, 2022, we executed three tranches of cross currency swaps, each with a notional amount of $125 million (€119 million) at two, three, and four-year terms, where we received USD coupons at fixed rates of 2.187%, 1.997%, and 1.855%, respectively, and paid EUR coupons of 0%. These swaps were terminated on July 15, 2022 and replaced with new swaps with similar notional amounts (see discussion above). Upon the termination of the swaps, we received cash of $14.2 million, which was reported in OCI and will remain within accumulated OCI until the period in which a disposal or substantial liquidation of the entities being hedged occurs. In addition, for the year ended December 31, 2022, aggregate payments of $1.6 million were recorded as contra expense within "Interest expense" in the consolidated statements of operations and comprehensive income (loss).

On April 13, 2022, the Company entered into three tranches of cross currency interest rate swaps, each with a notional amount of $125 million (€116 million) at two, three, and four-year terms, where we received USD coupons at fixed rates of 1.920%, 1.730%, and 1.550%, respectively, and paid EUR coupons of 0%. These swaps were terminated on April 28, 2022. Upon the termination of the swaps, we received $5.8 million, which was reported in OCI and will remain within accumulated OCI until the period in which a disposal or substantial liquidation of the entities being hedged occurs.
Fair Values of Derivative Instruments in the Consolidated Balance Sheets

	Asset derivatives				Liability derivatives
	December 31,				December 31,
	2023		2022		2023		2022
	Balance sheet location	Fair value	Balance sheet location	Fair value	Balance sheet location	Fair value	Balance sheet location	Fair value
Derivatives designated as hedging instruments:
Cash flow hedge derivative:
Interest rate swaps	Other current assets	$ 33.1	Other current assets	$ 65.7	Other accrued & current liabilities	$ —	Other accrued & current liabilities	$ —
Net investment hedge derivative:
Cross-currency swaps	Other current assets	—	Other current assets	—	Other accrued & current liabilities	34.1	Other accrued & current liabilities	17.1
Total derivatives designated as hedging instruments		$ 33.1		$ 65.7		$ 34.1		$ 17.1
Derivatives not designated as hedging instruments:
Foreign exchange forward contracts	Other current assets	$ 8.0	Other current assets	$ 3.5	Other accrued & current liabilities	$ 2.3	Other accrued & current liabilities	$ 0.3
Total derivatives not designated as hedging instruments		$ 8.0		$ 3.5		$ 2.3		$ 0.3
Total derivatives		$ 41.1		$ 69.2		$ 36.4		$ 17.4

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued
(Tabular dollar amounts, except share data and per share data, in millions)
The Effect of Derivative Instruments on the Consolidated Statement of Operations and Comprehensive Income (Loss)

	Amount of pre-tax net gain or (loss) recognized in OCI on derivative
	Year Ended December 31,
Derivatives designated as hedging instruments	2023	2022	2021
Cash flow hedge derivative:
Interest rate swaps	$ (43.4)	$ 55.6	$ 11.1
Net investment hedge derivative:
Cross-currency swaps	$ (17.0)	$ 2.9	$ —

		Amount of gain or (loss) reclassified from accumulated OCI into income
		Year Ended December 31,
Derivatives designated as hedging instruments	Location of gain or (loss) reclassified from accumulated OCI into income	2023	2022	2021
Cash flow hedge derivative:
Interest rate swaps	Interest expense	$ 75.4	$ 13.2	$ (3.4)

		Amount of gain or (loss) recognized in income on derivative
		Year Ended December 31,
Derivatives designated as hedging instruments	Location of gain or (loss) reclassified from accumulated OCI into income	2023	2022	2021
Cash flow hedge derivative:
Interest rate swaps	Interest expense	$ 75.4	$ 13.2	$ (3.4)

		Amount of gain (loss) recognized in income on derivatives
		Year Ended December 31,
Derivatives not designated as hedging instruments	Location of gain or (loss) recognized in income on derivatives	2023	2022	2021
Foreign exchange collar (1)	Non-operating income (expense) – net	$ —	$ —	$ (2.5)
Foreign exchange forward contracts	Non-operating income (expense) – net	$ 7.9	$ (12.1)	$ 1.4
(1)The loss recognized within “Non-operating income (expense) – net” for the year ended December 31, 2021 was related to a zero-cost foreign exchange collar entered into in connection with the acquisition of Bisnode. We settled the collar on January 8, 2021 upon the close of the Bisnode acquisition.

The net amount related to the interest rate swaps expected to be reclassified into earnings over the next 12 months is approximately $38 million.

Fair Value of Financial Instruments

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued
(Tabular dollar amounts, except share data and per share data, in millions)
Our financial assets and liabilities that are reflected in the consolidated financial statements include derivative financial instruments, cash and cash equivalents, accounts receivable, other receivables, accounts payable, short-term borrowings and long-term borrowings.
The following table summarizes fair value measurements by level at December 31, 2023 for assets and liabilities measured at fair value on a recurring basis:

	Quoted prices in active markets for identical assets (level I)	Significant other observable inputs (level II)	Significant unobservable inputs (level III)	Balance at December 31, 2023
Assets:
Cash equivalents (1)	$ 0.9	$ —	$ —	$ 0.9
Other current assets:
Foreign exchange forwards (2)	$ —	$ 8.0	$ —	$ 8.0
Interest rate swap arrangements (3)	$ —	$ 33.1	$ —	$ 33.1
Liabilities:
Other accrued and current liabilities:
Foreign exchange forwards (2)	$ —	$ 2.3	$ —	$ 2.3
Cross-currency swap arrangements (3)	$ —	$ 34.1	$ —	$ 34.1
The following table summarizes fair value measurements by level at December 31, 2022 for assets and liabilities measured at fair value on a recurring basis:

	Quoted prices in active markets for identical assets (level I)	Significant other observable inputs (level II)	Significant unobservable inputs (level III)	Balance at December 31, 2022
Assets:
Cash equivalents (1)	$ 0.9	$ —	$ —	$ 0.9
Other current assets:
Foreign exchange forwards (2)	$ —	$ 3.5	$ —	$ 3.5
Interest rate swap arrangements (3)	$ —	$ 65.7	$ —	$ 65.7
Liabilities:
Other accrued and current liabilities:
Foreign exchange forwards (2)	$ —	$ 0.3	$ —	$ 0.3
Cross-currency swap arrangements (3)	$ —	$ 17.1	$ —	$ 17.1
(1)The carrying value of cash equivalents represents fair value as they consist of highly liquid investments with an initial term from the date of purchase by the Company to maturity of three months or less.
(2)Fair value is determined based on observable market data and considers a factor for nonperformance in the valuation.
(3)Fair value is determined based on observable market data.
There were no transfers between Levels I and II or transfers in or transfers out of Level III in the fair value hierarchy for both the years ended December 31, 2023 and 2022.
At December 31, 2023 and 2022, the fair value of cash and cash equivalents, accounts receivable, other receivables and accounts payable approximated carrying value due to the short-term nature of these instruments. The estimated fair values of other financial instruments subject to fair value disclosures, determined based on valuation models using discounted cash flow methodologies with market data inputs from globally recognized data providers and third-party quotes from major financial institutions (categorized as Level II in the fair value hierarchy), are as follows:

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued
(Tabular dollar amounts, except share data and per share data, in millions)

December 31,
	2023		2022
	Carrying amount	Fair value	Carrying amount	Fair value
Long-term debt (1)	$ 454.9	$ 420.3	$ 454.0	$ 390.9
Revolving facility	$ 25.0	$ 24.6	$ 50.3	$ 49.9
Term loan facility (2)	$ 3,065.3	$ 3,003.9	$ 3,080.6	$ 3,085.9

(1)Represents the 5.000% Senior Unsecured Notes.
(2)Includes short-term and long-term portions of the Term Loan Facility.
Items Measured at Fair Value on a Nonrecurring Basis
In addition to assets and liabilities that are recorded at fair value on a recurring basis, we record assets and liabilities at fair value on a nonrecurring basis as required by GAAP. Generally, assets are recorded at fair value on a nonrecurring basis as a result of impairment charges and for acquisition accounting in accordance with the guidance in ASC 805 "Business Combinations."
Note 15 — Accumulated Other Comprehensive Income (Loss)
The following table summarizes the changes in the accumulated balances for each component of accumulated other comprehensive income (loss) (“AOCI”):

	Foreign currency translation adjustments	Net investment hedge derivative	Defined benefit pension plans	Cash flow hedge derivative	Total
Balance, January 1, 2021	$ 26.2	$ —	$ (120.3)	$ (0.4)	$ (94.5)
Other comprehensive income (loss) before reclassifications	(78.8)	—	107.0	4.9	33.1
Amounts reclassified from accumulated other comprehensive income (loss), net of tax	—	—	1.4	2.9	4.3
Balance, December 31, 2021	$ (52.6)	$ —	$ (11.9)	$ 7.4	$ (57.1)
Other comprehensive income (loss) before reclassifications	(119.7)	2.0	(46.3)	50.7	(113.3)
Amounts reclassified from accumulated other comprehensive income (loss), net of tax	—	—	0.1	(9.7)	(9.6)
Balance, December 31, 2022	$ (172.3)	$ 2.0	$ (58.1)	$ 48.4	$ (180.0)
Other comprehensive income (loss) before reclassifications	29.8	(12.5)	(2.1)	23.6	38.8
Amounts reclassified from accumulated other comprehensive income (loss), net of tax	—	—	(2.0)	(55.5)	(57.5)
Balance, December 31, 2023	$ (142.5)	$ (10.5)	$ (62.2)	$ 16.5	$ (198.7)

The following table summarizes the reclassifications out of AOCI:

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued
(Tabular dollar amounts, except share data and per share data, in millions)

		Amount reclassified from accumulated other comprehensive income (loss)
		Year Ended December 31,
Details about accumulated other comprehensive income (loss) components	Affected line item in the statement where net income (loss) is presented	2023	2022	2021
Defined benefit pension plans:
Amortization of prior service costs	Other income (expense)- net	$ (0.4)	$ 0.1	$ (0.4)
Amortization of actuarial gain/loss	Other income (expense)- net	(2.4)	0.1	2.3
Derivative financial instruments:
Interest contracts	Interest expense	(75.4)	(13.2)	3.9
Total before tax		(78.2)	(13.0)	5.8
Tax benefit (expense)		20.7	3.4	(1.5)
Total reclassifications for the period, net of tax		$ (57.5)	$ (9.6)	$ 4.3

Note 16 — Acquisitions
2021 Acquisitions
Eyeota Holdings Pte Ltd ("Eyeota")
On November 5, 2021, we acquired 100% of the outstanding ownership interests in Eyeota, a global online and offline data onboarding and transformation company, for a purchase price of $172.4 million in cash, inclusive of $0.1 million of net working capital adjustment. The acquisition was funded by borrowing from our revolving facility.
The table below reflects the aggregate purchase price related to the acquisition and the resulting purchase allocation:

	Amortization life (years)	Final Purchase Price Allocation at December 31, 2022
Cash		$ 7.1
Accounts receivable		9.3
Other		0.5
Total current assets		16.9
Intangible assets:
Customer relationships	14	20.0
Technology	5	14.0
Trademark	2	1.0
Goodwill	Indefinite	138.5
Total assets acquired		$ 190.4
Deferred tax liability		5.9
Other liabilities		12.1
Total liabilities assumed		18.0
Total purchase price		$ 172.4
NetWise Data, LLC ("NetWise")
On November 15, 2021, we acquired 100% of the outstanding ownership interests in NetWise, a provider of business-to-business and business-to-consumer identity graph and audience targeting data, for a purchase price of $69.8 million of which

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued
(Tabular dollar amounts, except share data and per share data, in millions)
$62.9 million was paid upon the close of the transaction and $5.2 million was paid in August 2023. The remaining $1.7 million is withheld for contingencies. During the year ended December 31, 2022, we made a net working capital adjustment of $0.4 million. The transaction was funded by cash on hand.
The table below reflects the aggregate purchase price related to the acquisition and the resulting purchase allocation:

	Amortization life (years)	Final Purchase Price Allocation at December 31, 2022
Cash		$ 2.6
Accounts receivable		2.6
Other		0.4
Total current assets		5.6
Intangible assets:
Customer relationships	15	19.8
Technology	5	1.3
Trademark	2	0.2
Database	3	2.2
Goodwill	Indefinite	45.5
Total assets acquired		$ 74.6
Total liabilities assumed		4.4
Total purchase price		$ 70.2
Bisnode Business Information Group AB ("Bisnode")
On January 8, 2021, we acquired 100% ownership of Bisnode, a leading European data and analytics firm and long-standing member of the Dun & Bradstreet WWN alliances, for a total purchase price of $805.8 million. The transaction closed with a combination of cash of $646.9 million and 6,237,087 newly issued shares of common stock of the Company in a private placement valued at $158.9 million based on the stock closing price on January 8, 2021. The transaction was partially funded by the proceeds from the $300 million borrowing from the Incremental Term Loan.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued
(Tabular dollar amounts, except share data and per share data, in millions)
The table below summarizes the fair value of the assets acquired and liabilities assumed as of the acquisition date:

	Weighted average amortization period (years)	Final purchase price allocation at December 31, 2021
Cash		$ 29.9
Accounts receivable		61.0
Other current assets		13.1
Total current assets		104.0
Property, plant & equipment		3.5
Intangible assets:
Reacquired right	15	270.0
Database	12	111.0
Customer relationships	10	108.0
Technology	14	64.0
Goodwill	Indefinite	495.4
Right of use asset		27.4
Other		2.9
Total assets acquired		$ 1,186.2

Accounts payable		$ 17.5
Deferred revenue		80.6
Accrued payroll		20.7
Accrued income tax and other tax liabilities		17.1
Short-term lease liability		8.6
Other current liabilities		23.7
Total current liabilities		168.2
Long-term pension and postretirement obligations		65.4
Deferred tax liability		127.8
Long-term lease liability		18.2
Other liabilities		0.8
Total liabilities assumed		$ 380.4
Total consideration		$ 805.8

The above acquisitions were accounted for in accordance with ASC 805, as purchase transactions, and accordingly, the acquired assets and liabilities were recorded at their estimated fair values at the dates of the acquisitions. We have included the financial results of each of the acquisitions in our consolidated financial statements since the respective acquisition dates. Transaction costs were included in selling and administrative expenses for the year ended December 31, 2021.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued
(Tabular dollar amounts, except share data and per share data, in millions)
Note 17 — Supplemental Financial Data
Other Non-Current Assets:

	Year Ended December 31,
	2023	2022
Right of use assets (1)	$ 43.1	$ 53.1
Prepaid pension assets	5.6	4.0
Investments	20.6	21.8
Deferred income tax	17.2	16.0
Long-term contract assets	18.0	5.6
Prepaid cloud computing fees and deferred implementation costs	23.2	13.8
Other (2)	60.1	29.9
Total	$ 187.8	$ 144.2
(1)See Note 8 for further detail.
(2)Increase was primarily related to prepayments for long-term technology vendor contracts

Other Accrued and Current Liabilities:

	Year Ended December 31,
	2023	2022
Accrued operating costs	$ 94.3	$ 122.1
Accrued interest expense	5.3	4.3
Short-term lease liability (1)	15.0	17.7
Accrued income tax	15.3	13.2
Accrued liability related to the purchase of non-controlling interest (2)	—	93.7
Other accrued liabilities	66.2	65.8
Total	$ 196.1	$ 316.8
(1)See Note 8 for further detail.
(2)The liability was fully paid off during the year ended December 31, 2023. We recognized a foreign exchange loss of $2.6 million associated with this payment for the year ended December 31, 2023.

Other Non-Current Liabilities:

	Year Ended December 31,
	2023	2022
Deferred revenue - long term	$ 19.7	$ 13.9
U.S. tax liability associated with the 2017 Act	29.4	39.3
Long-term lease liability (1)	33.8	43.9
Liabilities for unrecognized tax benefits	19.8	20.0
Other	15.5	9.7
Total	$ 118.2	$ 126.8
(1)See Note 8 for further detail.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued
(Tabular dollar amounts, except share data and per share data, in millions)
Property, Plant and Equipment - Net:

	December 31,
	2023	2022
Land	$ 7.7	$ 7.7

Building and building improvement	$ 63.7	$ 63.3
Less: accumulated depreciation	4.0	2.4
Net building and building improvement	$ 59.7	$ 60.9

Furniture and equipment (1)	$ 61.9	$ 48.1
Less: accumulated depreciation	32.8	27.0
Net furniture and equipment	$ 29.1	$ 21.1

Leasehold improvements	$ 14.5	$ 16.2
Less: accumulated depreciation	8.9	9.0
Net leasehold improvements	$ 5.6	$ 7.2

Property, plant and equipment - net	$ 102.1	$ 96.9
(1)Including $15.9 million and $4.6 million financing lease assets at December 31, 2023 and 2022, respectively.
Property, plant and equipment depreciation and amortization expense was $15.4 million, $13.1 million and $11.9 million for the years ended December 31, 2023, 2022 and 2021, respectively. We also recorded impairment charges of $0.4 million and $0.2 million included in selling and administrative expenses in the consolidated statement of operations and comprehensive income (loss) for the years ended December 31, 2022 and 2021, respectively, primarily related to leasehold improvements for offices we ceased to occupy.
Computer Software and Goodwill:

	Computer software	Goodwill
January 1, 2022	$ 557.4	$ 3,493.3
Acquisition (3)	—	1.3
Additions at cost (1) (5)	220.1	—
Amortization	(124.4)	—
Impairment / Write-off	(1.3)	—
Other (2)	(20.0)	(63.3)
December 31, 2022	$ 631.8	$ 3,431.3
Additions at cost (1)(5)	182.4	—
Amortization	(153.7)	—
Impairment / Write-off	(2.3)	—
Other (2)	8.1	14.5
December 31, 2023	$ 666.3	$ 3,445.8

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued
(Tabular dollar amounts, except share data and per share data, in millions)

Other Intangibles:

	Customer relationships	Reacquired rights	Database	Other indefinite-lived intangibles (6)	Other intangibles	Total
January 1, 2022 (4)	$ 1,793.3	$ 284.7	$ 1,285.1	$ 1,280.0	$ 181.4	$ 4,824.5
Additions at cost (1)	—	—	—	—	0.7	0.7
Amortization	(240.3)	(18.7)	(173.8)	—	(16.9)	(449.7)
Other (2)	(16.3)	(20.5)	(11.3)	—	(7.3)	(55.4)
December 31, 2022 (4)	$ 1,536.7	$ 245.5	$ 1,100.0	$ 1,280.0	$ 157.9	$ 4,320.1
Additions at cost (1)	—	—	—	—	0.7	0.7
Amortization	(221.9)	(18.9)	(160.1)	—	(16.8)	(417.7)
Other (2)	1.9	7.3	0.7	—	2.9	12.8
December 31, 2023 (4)	$ 1,316.7	$ 233.9	$ 940.6	$ 1,280.0	$ 144.7	$ 3,915.9
(1)Primarily related to software-related enhancements on products.
(2)Primarily due to the impact of foreign currency fluctuations.
(3)Amount for the year ended December 31, 2022 was related to the measurement period adjustments for Eyeota and NetWise.
(4)Customer Relationships—Net of accumulated amortization of $1,212.7 million and $988.9 million as of December 31, 2023 and as of December 31, 2022, respectively.
Reacquired Rights—Net of accumulated amortization of $63.4 million and $42.6 million as of December 31, 2023 and as of December 31, 2022, respectively.
Database—Net of accumulated amortization of $872.8 million and $711.4 million as of December 31, 2023 and as of December 31, 2022, respectively.
Other Intangibles —Net of accumulated amortization of $77.1 million and $59.1 million as of December 31, 2023 and as of December 31, 2022, respectively.
(5)For the year ended December 31, 2023, total non-cash additions and additions reflected in financing cash flows were $7.9 million, of which $0.7 million was reflected as financing cash flow and $4.6 million and $2.6 million was reflected in "Other accrued and current liabilities" and "Other non-current liabilities", respectively, as of December 31, 2023. For the year ended December 31, 2022 total non-cash additions were $15.0 million of which $10.3 million and $4.7 million was reflected in "Other accrued and current liabilities" and "Other non-current liabilities", respectively, as of December 31, 2022.
(6)Primarily related to the D&B trademark recognized in connection with historical merger and acquisition transactions.
The table below sets forth the future amortization as of December 31, 2023 associated with computer software and other intangibles:

	2024	2025	2026	2027	2028	Thereafter	Total
Computer software	$ 172.3	$ 162.6	$ 117.1	$ 86.2	$ 58.7	$ 69.4	$ 666.3
Customer relationships	205.6	187.8	169.9	152.1	134.2	467.1	1,316.7
Reacquired rights	19.4	19.4	19.4	19.4	19.4	136.9	233.9
Database	148.2	134.3	121.0	107.7	95.6	333.8	940.6
Other intangibles	16.5	16.5	16.3	16.2	16.1	63.1	144.7
Total	$ 562.0	$ 520.6	$ 443.7	$ 381.6	$ 324.0	$ 1,070.3	$ 3,302.2

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued
(Tabular dollar amounts, except share data and per share data, in millions)

Allowance for Credit Risks:
January 1, 2021	$ 11.4
Additions charged to costs and expenses	12.3
Write-offs	(8.3)
Recoveries	1.4
Other	(0.3)
December 31, 2021	$ 16.5
Additions charged to costs and expenses	5.4
Write-offs	(9.3)
Recoveries	2.2
Other	(0.5)
December 31, 2022	$ 14.3
Additions charged to costs and expenses	12.6
Write-offs	(8.3)
Recoveries	1.5
December 31, 2023	$ 20.1

Deferred Tax Asset Valuation Allowance:

January 1, 2021	$ 36.6
Additions charged (credited) to costs and expenses	4.2
Additions charged (credited) due to foreign currency fluctuations	(1.6)
Additions charged (credited) to other accounts	0.2
December 31, 2021	$ 39.4
Additions charged (credited) to costs and expenses	0.6
Additions charged (credited) due to foreign currency fluctuations	(3.0)
December 31, 2022	$ 37.0
Additions charged (credited) to costs and expenses	0.9
Additions charged (credited) due to foreign currency fluctuations	1.3
December 31, 2023	$ 39.2

Non-Controlling Equity Interest:
On November 1, 2022, we purchased the non-controlling equity interest (“NCI”) of our China operations from a third-party entity for RMB 815.4 million, of which RMB 169.1 million, or $23.2 million was paid in November 2022 and a liability of $93.7 million was recognized for the remaining liability as of December 31, 2022. During 2023 we settled the liability with total payments of $95.7 million. We recognized a foreign exchange loss of $2.6 million associated with the payments for the year ended December 31, 2023. The transaction was accounted for as an equity transaction among shareholders, and accordingly, no gain or loss was recognized in consolidated net income or comprehensive income.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued
(Tabular dollar amounts, except share data and per share data, in millions)
Other Income (Expense) — Net:
Other income (expense) - net was as follows:

	Year Ended December 31,
	2023	2022	2021
Non-operating pension income (expense) (1)	$ 18.3	$ 42.2	$ 53.7
Debt redemption premium (2)	—	(16.3)	(29.5)
Miscellaneous other income (expense) – net (3)	(23.6)	(12.0)	(9.3)
Other income (expense) – net	$ (5.3)	$ 13.9	$ 14.9
(1)Changes in year-over-year non-operating pension income was primarily attributable to higher interest costs in the current year period, primarily driven by the fluctuation in discount rates.
(2)For the year ended December 31, 2022, debt redemption premium was related to the early redemption of then-existing 6.875% Senior Secured Notes in January 2022. For the year ended December 31, 2021, debt redemption premium was related to the repayment of then-existing 10.250% Senior Unsecured Notes.
(3)The change in Miscellaneous Other Income - net was primarily driven by fees incurred for the accounts receivable securitization facility, including fees for administrative responsibilities. See Note 7 for further discussion.

Note 18 — Segment Information
Our segment disclosure is intended to provide the users of our consolidated financial statements with a view of the business that is consistent with management of the Company.
We manage our business and report our financial results through the following two segments:
•North America offers Finance & Risk and Sales & Marketing data, analytics and business insights in the United States and Canada; and
•International offers Finance & Risk and Sales & Marketing data, analytics and business insights directly in the U.K., Europe, Greater China and India and indirectly through our WWN alliances.
EBITDA as the primary profitability measure for making decisions regarding ongoing operations. We define adjusted EBITDA as net income (loss) attributable to Dun & Bradstreet Holdings, Inc. excluding the following items: (i) depreciation and amortization; (ii) interest expense and income; (iii) income tax benefit or provision; (iv) other non-operating expenses or income; (v) equity in net income of affiliates; (vi) net income attributable to non-controlling interests; (vii) equity-based compensation; (viii) restructuring charges; (ix) merger and acquisition-related operating costs; (x) transition costs primarily consisting of non-recurring expenses associated with transformational and integration activities, as well as incentive expenses associated with our synergy program; and (xi) other adjustments primarily related to non-cash charges and gains, including impairment charges and adjustments as the result of the application of purchase accounting, mainly in 2022 and 2021 related to the deferred commission cost amortization. In addition, other adjustments also include non-recurring charges such as legal expense associated with significant legal and regulatory matters. Our client solution sets are Finance & Risk and Sales & Marketing. Inter-segment sales are immaterial, and no single client accounted for 10% or more of our total revenue.

	Year Ended December 31,
	2023	2022	2021
Revenue:
North America	$ 1,644.5	$ 1,587.1	$ 1,499.4
International	669.5	637.5	671.0
Corporate and other (1)	—	—	(4.8)
Consolidated total	$ 2,314.0	$ 2,224.6	$ 2,165.6
(1)Corporate and other includes revenue adjustment of $4.8 million recorded in accordance with GAAP to the International segment due to the timing of the completion of the Bisnode acquisition for the year ended December 31, 2021.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued
(Tabular dollar amounts, except share data and per share data, in millions)

	Year Ended December 31,
	2023	2022	2021
Adjusted EBITDA:
North America	$ 743.3	$ 718.0	$ 715.3
International	215.4	202.2	194.1
Corporate and other (1)	(66.5)	(56.7)	(62.3)
Consolidated total	$ 892.2	$ 863.5	$ 847.1
Depreciation and amortization	(586.8)	(587.2)	(615.9)
Interest expense - net	(216.1)	(191.0)	(205.7)
Benefit (provision) for income taxes	34.2	28.8	(23.4)
Other income (expense) - net	(5.3)	13.9	14.9
Equity in net income of affiliates	3.2	2.5	2.7
Net income (loss) attributable to non-controlling interest	(3.3)	(6.4)	(5.8)
Equity-based compensation	(83.4)	(66.0)	(33.3)
Restructuring charges	(13.2)	(20.5)	(25.1)
Merger, acquisition and divestiture-related operating costs	(7.1)	(23.4)	(14.1)
Transition costs (2)	(52.9)	(24.4)	(11.6)
Other adjustments (3)	(8.5)	7.9	(1.5)
Net income (loss) attributable to Dun & Bradstreet Holdings, Inc.	$ (47.0)	$ (2.3)	$ (71.7)
(1)Corporate and other includes revenue adjustment of $4.8 million recorded in accordance with GAAP to the International segment due to the timing of the completion of the Bisnode acquisition for the year ended December 31, 2021.
(2)Transition costs primarily consist of non-recurring expenses associated with transformational and integration activities, as well as incentive expenses associated with our synergy program. Year-over-year increases in transition costs was primarily driven by higher spend in connection with our initiative to transform our technology infrastructure.
(3)Adjustments for 2023 were primarily related to legal fees associated with ongoing legal matters discussed in Note 9 and impairment charges. Adjustments for 2022 and 2021 were primarily related to non-cash purchase accounting adjustments for deferred commission cost amortization and non-recurring legal reserve adjustments related to the FTC matter.

	Year Ended December 31,
	2023	2022	2021
Depreciation and amortization:
North America	$ 92.6	$ 71.4	$ 60.2
International	21.9	15.0	12.1
Total segments	114.5	86.4	72.3
Corporate and other (1)	472.3	500.8	543.6
Consolidated total	$ 586.8	$ 587.2	$ 615.9
Capital expenditures:
North America (2)(3)	$ 2.3	$ 8.5	$ 81.1
International	1.9	4.0	5.1
Total segments	4.2	12.5	86.2
Corporate and other	0.5	0.1	0.1
Consolidated total	$ 4.7	$ 12.6	$ 86.3
Additions to computer software and other intangibles:
North America	$ 127.9	$ 161.8	$ 144.0
International	26.0	30.5	25.8
Total segments	153.9	192.3	169.8
Corporate and other	40.8	13.0	0.9
Consolidated total	$ 194.7	$ 205.3	$ 170.7
(1)Depreciation and amortization for Corporate and other includes incremental amortization resulting from the application of purchase accounting in connection with historical merger and acquisition transactions.
(2)We entered into equipment finance lease agreements during the years ended December 31, 2023 and 2022, and recognized$16.3 million and $4.1 million for right of use assets within "Property, plant and equipment." Payments for these equipment leases were reported as cash used for financing activities within our condensed consolidated statement of cash flows. See Note 8 for further details.
(3)Higher balance for the year ended December 31, 2021 was primarily due to the $76.6 million purchase of an office building for our global headquarters.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued
(Tabular dollar amounts, except share data and per share data, in millions)

Supplemental Geographic and Customer Solution Set Information:

	December 31,
	2023	2022
Assets:
North America	$ 7,643.3	$ 7,919.4
International	1,492.6	1,552.5
Consolidated total	$ 9,135.9	$ 9,471.9

Goodwill:
North America	$ 2,929.6	$ 2,929.6
International	516.2	501.7
Consolidated total	$ 3,445.8	$ 3,431.3

Other intangibles:
North America	$ 3,451.5	$ 3,805.7
International	464.4	514.4
Consolidated total	$ 3,915.9	$ 4,320.1

Other long-lived assets (1):
North America	$ 891.6	$ 809.1
International	209.1	191.5
Consolidated total	$ 1,100.7	$ 1,000.6
Total long-lived assets	$ 8,462.4	$ 8,752.0
(1)Excludes deferred income tax of $17.2 million and $16.0 million as of December 31, 2023 and December 31, 2022, respectively, included within "Other non-current assets" in the consolidated balance sheet. See Note 10 for additional details.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued
(Tabular dollar amounts, except share data and per share data, in millions)

	Year Ended December 31,
Customer Solution Set Revenue:	2023	2022	2021

North America (1):
Finance & Risk	$ 888.1	$ 866.9	$ 834.7
Sales & Marketing	756.4	720.2	664.7
Total North America	$ 1,644.5	$ 1,587.1	$ 1,499.4
International:
Finance & Risk	$ 448.6	$ 419.1	$ 430.3
Sales & Marketing	220.9	218.4	240.7
Total International	$ 669.5	$ 637.5	$ 671.0
Corporate and other:
Finance & Risk	$ —	$ —	$ (2.2)
Sales & Marketing	—	—	(2.6)
Total Corporate and other	$ —	$ —	$ (4.8)
Total Revenue:
Finance & Risk	$ 1,336.7	$ 1,286.0	$ 1,262.8
Sales & Marketing	977.3	938.6	902.8
Total Revenue	$ 2,314.0	$ 2,224.6	$ 2,165.6
(1)Substantially all of the North America revenue is attributable to the United States.
Note 19 — Related Parties
The following describes certain transactions and agreements in which the Company and our affiliates, executive officers and certain directors are involved.
During the years ended December 31, 2023, 2022 and 2021, a significant portion of D&B common stock was collectively held by entities affiliated with Bilcar, LLC ("Bilcar"), Thomas H. Lee Partners, L.P. ("THL"), Cannae Holdings, Inc. ("Cannae Holdings"), Black Knight, Inc. ("Black Knight") and CC Capital Partners LLC ("CC Capital"), collectively the "Investor Consortium". In addition, the Investor Consortium was able to exercise significant voting influence over fundamental and significant corporate matters and transactions by their agreement to vote in favor of the election of five members of our board of directors, which expired on June 30, 2023. Upon the expiration of the voting agreement on June 30, 2023, Black Knight and CC Capital are no longer considered to be related parties.
Our Chief Executive Officer Anthony Jabbour also served as the Chairman and Chief Executive Officer of Black Knight until May 16, 2022, at which time he transitioned to the role of Executive Chairman of the board of directors of Black Knight. Following the acquisition of Black Knight by Intercontinental Exchange, Inc. on September 5, 2023, Mr. Jabbour resigned from his position as Executive Chairman of Black Knight. Mr. Jabbour is also a member of the board of directors of Paysafe Limited ("Paysafe"), which is an investment held by Cannae Holdings and accounted for as an equity investment. Additionally, William P. Foley II, our Executive Chairman, also serves as non-executive Chairman of Cannae Holdings, and our director, Richard N. Massey, serves as Chief Executive Officer and a director of Cannae Holdings.

In December 2022, Paysafe signed a 63-month lease agreement with D&B for the occupancy of the fourth floor of our headquarters building in Jacksonville, Florida. Total rental payments over the lease term will aggregate to $4.2 million. We recognized expense credit $0.6 million for the year ended December 31, 2023, and recorded $0.2 million within "Other current assets" and $0.1 million within "Other non-current liabilities" as of December 31, 2023.
In June 2021, we entered into a five-year agreement with Black Knight. Pursuant to the agreement, D&B will receive total data license fees of approximately $24 million over a five-year period. Also over the five-year period, Black Knight is engaged to provide certain products and data, as well as professional services for an aggregate fee of approximately $34 million. In addition, D&B and Black Knight will jointly market certain solutions and data. The agreement was approved by our Audit Committee. We incurred operating expenses of $1.0 million, $2.0 million and $1.9 million for the six months ended

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued
(Tabular dollar amounts, except share data and per share data, in millions)
June 30, 2023, and for the years ended December 31, 2022 and 2021, respectively. We recognized revenue of $3.4 million, $4.6 million and $4.5 million for the six months ended June 30, 2023 and the years ended December 31, 2022 and 2021, respectively. We included payments to Black Knight of $2.7 million within "Other prepaids" at December 31, 2022. We included a receivable from Black Knight of $0.8 million within "Accounts receivable" and a liability to Black Knight of $2.6 million, of which $0.9 million was within "Other accrued and current liabilities" and $1.7 million was within "Other non-current liabilities" at December 31, 2022.
In September 2021, we entered into a 10-year agreement with Paysafe. Pursuant to the agreement, D&B provides data license and risk management solution services to Paysafe. The agreement is cancellable by either party without penalty at each annual anniversary of the contract effective date by providing written notice not less than 90 days prior to the anniversary date. The agreement was approved by our Audit Committee. In connection with the agreement associated with Paysafe, we recognized revenue of $10.5 million and $10.4 million for the years ended December 31, 2023 and 2022, respectively. As of December 31, 2023 and 2022, we included a receivable from Paysafe of $3.4 million and $3.6 million, respectively, within "Accounts receivable."

In the normal course of business, we reimburse affiliates for certain travel costs incurred by Dun & Bradstreet Holdings, Inc. executives and board members.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued
(Tabular dollar amounts, except share data and per share data, in millions)
Note 20 — Contractual Obligations
Technology, Data and Other Service Agreements
We have various contractual commitments in the normal course of business primarily related to information technology and data processing service, technology support for product application development and global system maintenance. The purchase obligation as of December 31, 2023 is approximately $1,647 million.

Worldwide Network Alliance Agreements
We have entered into commercial service agreements with our third-party Worldwide Network Alliances with various terms ranging from five to 10 years. These agreements provide us access to certain international data and services from our partners in order to serve our global clients. At December 31, 2023, total payments to our Worldwide Network Alliances over the remaining terms of all agreements aggregate to approximately $478 million.
The following table quantifies our future contractual obligations as discussed above as of December 31, 2023:

	2024	2025	2026	2027	2028	Thereafter	Total
Commitments to purchase obligations	$ 434.1	$ 347.1	$ 327.6	$ 258.8	$ 205.7	$ 551.6	$ 2,124.9
The table above excludes our obligations with respect to debt, accounts receivable securitization facility, leases, contingent liabilities, unrecognized tax benefits and pension obligations for which funding requirements are uncertain. Our obligations with respect to debt, accounts receivable securitization facility, leases, contingent liabilities, unrecognized tax benefits, and pension obligations are described in Notes 6, 7, 8, 9, 10 and 11, respectively, to our consolidated financial statements.

Note 21 — Subsequent Events

On January 29, 2024, we amended our credit agreement related to the existing $451.9 million 2029 Term Loan, to reduce its interest rate by 0.25% resulting in a margin spread of SOFR plus 2.75% per annum and to increase the term loan facility by $2,651.7 million to establish a new term loan with an aggregate principal amount of $3,103.6 million (“2029 Term Loan B”) and a maturity date of January 18, 2029. The proceeds from the 2029 Term Loan B were used to fully repay the existing term loans, including Term Loan 2026 and Term Loan 2029. Concurrently, we also amended our credit agreement governing the Revolving Facility to extend the maturity date to February 15, 2029, and to reduce the applicable margin by 50 basis points, resulting in a margin spread of SOFR plus 2.50% per annum, subject to a leverage-based pricing grid. The Credit Spread Adjustment under the Revolving Facility was also removed as part of the amendment.

On February 8, 2024, our Board of Directors declared a quarterly cash dividend of $0.05 per share of common stock. The dividend will be payable on March 21, 2024, to shareholders of record as of March 7, 2024.